UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

DC

[redacted]

02012997

NO ACT
P.E 12-5-01

January 16, 2002

Act 1934
Section
Rule 14A-8
Public Availability 1-16-2002

Ettore A. Santucci, P.C.
Goodwin Procter LLP
Exchange Place
Boston, MA 02109

Re: The Stride Rite Corporation
Incoming letter dated December 5, 2001

Dear Mr. Santucci:

This is in response to your letter dated December 5, 2001 concerning the shareholder proposal submitted to Stride Rite by the New York City Employees' Retirement System and the New York City Teachers' Retirement System. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

cc: Alan G. Hevesi
Comptroller
The City of New York
1 Centre Street
New York, NY 10007-2341

CRG

GOODWIN | PROCTER

Goodwin Procter LLP
Counsellors at Law
Exchange Place
Boston, MA 02109

T: 617.570.1000
F: 617.523.1231
goodwinprocter.com

Rules 14a-8(i)(3), 14a-8(i)(7)
and 14a-8(i)(6)

December 5, 2001

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: The Stride Rite Corporation, Omission Pursuant to Rule 14a-8 of a Shareholder Proposal Submitted by the New York City Employees' Retirement System and the New York City Teachers' Retirement System

Ladies and Gentlemen:

I am writing on behalf of The Stride Rite Corporation, a Massachusetts corporation (the "Company"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, to respectfully request that the Staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") concur with the Company's view that, for the reasons stated below, the shareholder proposal (the "Proposal") submitted by the New York City Employees' Retirement System and the New York City Teachers' Retirement System (the "Proponents") properly may be omitted from the proxy statement and form of proxy (the "Proxy Materials") to be distributed by the Company in connection with its 2002 Annual Meeting of Shareholders.

Pursuant to Rule 14a-8(j)(2), I am enclosing six copies of this letter and the Proponents' letter transmitting the Proposal. A copy of this letter also is being sent to each of the Proponents as notice of the Company's intent to omit the Proposal from the Proxy Materials.

I. The Proposal

The Proposal consists of (i) six "Whereas" clauses relating to reported human rights violations in overseas operations of U.S. companies and a program of independent monitoring standards (the "Standards") purportedly established by some companies, which Standards incorporate the conventions of the International Labor Organization ("ILO"), (ii) five principles contained in the fifth "Whereas" clause that are set forth as examples of eight of the ILO conventions that are incorporated in the Standards and (iii) a resolution that reads as follows:

> Therefore, be it resolved that the company commit itself to the implementation of a code of corporate conduct based on the aforementioned ILO human rights standards by its international suppliers and in its own international production facilities and commit to a program of outside, independent monitoring of compliance with these standards.

The full text of the Proposal is set forth in the letter from the Proponents attached hereto as Exhibit A. A copy of the eight ILO conventions listed as examples in the Proposal is attached as Exhibit B (the text of all 180 ILO conventions are over 6 inches. Accordingly we have not included them. However, we will provide them at your request).

II. Summary

This letter is to inform you, pursuant to Rule 14a-8(j), that the Company intends to omit the Proposal from its Proxy Materials. The Company believes that the Proposal properly may be omitted as follows:

1. Pursuant to Rule 14a-8(i)(3), the Proposal violates the Commission's proxy rules because (i) the Proposal is vague and misleading under Rule 14a-8(i)(3), and (ii) the Proposal violates the 500 word limit of Rule 14a-8(d);

2. Pursuant to Rule 14a-8(i)(6), the Company lacks the authority to implement the Proposal due to its misleading nature; and

3. Pursuant to Rule 14a-8(i)(7), the Proposal relates to the Company's ordinary business operations.

III. The Proposal May be Omitted Pursuant to Rule 14a-8(i)(3) Because it violates the Commission's Proxy Rules.

The Proposal properly may be omitted from the Company's Proxy Materials under Rule 14a-8(i)(3), which states that a proposal may be omitted if the proposal is contrary to any of the Commission's proxy rules, including Rule 14a-9. The Company believes that the Proposal violates Rule 14a-9 and Rule 14a-8(d). The Proposal violates Rule 14a-8(i)(3) because it is vague, indefinite and misleading and thus in violation of Rule 14a-9. In addition, by seeking to circumvent the Commission's limitation on the length of proposals submitted to 500 words, the Proposal violates Rule 14a-8(d).

A. The Proposal Should Be Excluded under Rule 14a-8(i)(3) Because it is Vague, Indefinite and Misleading and thus in Violation of Rule 14a-9.

The Staff consistently has taken the position that a company may exclude a proposal pursuant to Rule 14a-8(i)(3) if the proposal is vague, indefinite and, therefore, potentially misleading. A proposal is sufficiently vague, indefinite and potentially misleading to justify exclusion where "neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with reasonable certainty exactly what measures or actions the proposal requires." See Bristol-Myers Squibb Co. (February 1, 1999) (the Staff concurred in the omission of a shareholder proposal under Rule 14a-8(i)(3) because the proposal's vagueness, in requesting that shareholders refer certain plans to the board, precluded the shareholders from determining with reasonable certainty either the meaning of the resolution or the consequences of its implementation); Philadelphia Electric Co. (July 30, 1992) (the Staff concurred in the omission of a shareholder proposal under Rule 14a-8(i)(3) where a proposal's references to the Bible and Roman law rendered the proposal so vague that neither shareholders voting on the proposal nor the company in implementing the proposal would be able to determine with any certainty the exact actions or measures required by the proposal).

The Proposal is vague, indefinite and misleading because from the face of the Proposal, shareholders will not know what they are being asked to consider and upon what they are being asked to vote. The Staff has taken no action with respect to the exclusion of most proposals that are similar to the Proposal. See AnnTaylor Stores Corporation (March 13, 2001) (the Staff concurred with the exclusion of a proposal that was identical to the Proposal in all respects, save for the exception of a few words); Kohl's Corporation (March 13, 2001) (SEC took no action against exclusion under 14a-8(i)(3) of almost identical proposal by the New York City Fire Department Pension and the Connecticut Retirement Plans and Trust Fund); see also; H.J. Heinz Company (May 25, 2001) (similar proposal calling for standards established by the Council on Economic Priorities was properly excluded because it was vague, indefinite and potentially misleading); TJX Companies (March 14, 2001) (proposal calling for implementation of standards based on SA8000 Social Accountability was properly excluded under 14a-8(i)(3)); Revlon, Inc. (March 13, 2001) (same); McDonald's Corporation (March 13, 2001) (same).

The Proposal requests that the Company commit itself to the implementation of a code of conduct based on these Standards, which incorporate the ILO conventions, but does not fairly summarize those Standards. Indeed, the Proposal sets forth only five broad principles citing eight ILO conventions. As written, the Proposal appears to require the Company to base this code of conduct on all of the ILO conventions, which number in excess of 180 or in the alternative, to choose which ILO conventions not to consider without any guidance or other principle being stated by the Proponents. Even if the Proponents intended to incorporate only the eight ILO conventions that specifically are referenced in the "Whereas" clauses, the Proposal still fails to adequately summarize those conventions so as to properly inform shareholders and precisely define what they are being asked to approve. Each individual convention contains numerous articles that the Company would be required to follow. Indeed, each "single" convention is four to ten pages in length and contains up to 33 separate articles. As a result, not only will the Company and its shareholders be unable to comprehend what actions or measures the Company would have to take in the event that the Proposal were adopted, but actions ultimately taken by the Company pursuant to the Proposal could differ significantly from actions contemplated by shareholders in voting on the Proposal.

The text of the Proposal requests that the Company base a code of conduct on the Standards, which appear to be a set of broadly framed human rights standards that incorporate the ILO conventions and contain sweeping statements regarding child and forced labor, trade unions, collective bargaining and discrimination. However, as noted above, the Proposal fails to set forth those conventions and instead sets forth only five broad principles that are included therein. Certainly, a statement of five principles as a summary of hundreds of conventions (or even eight conventions, for that matter) does not pass muster under even the most expansive view of minimally adequate disclosure. The eight conventions alone include 140 articles and an aggregate of 46 pages. The articles and pages in all 180 plus conventions are too numerous to count. The ILO conventions incorporated in the Standards would place numerous obligations on the Company that shareholders could not possibly know by reading the Proposal. For example, ILO Convention 138 is summarized in the Proposal as follows:

> "There shall be no use of child labor."

However, adoption of that convention would require the Company and its suppliers do the following, none of which appears in the Proposal, and all of which, intended originally as labor policy to be implemented on a national and international level, is wholly inappropriate in its application to a single company:

- undertake to pursue a national policy to ensure the effective abolition of child labor and raise progressively the minimum age for admission to employment or work to a level consistent with the fullest physical and mental development of young persons;
- specify, in a declaration appended to its ratification, a minimum age for admission to employment or work within its territory;
- ensure that the minimum age for employment is not less than the age of completion of compulsory schooling and, in any case, not less than 15 years; and

- determine the minimum age for admission to employment or work that by its nature or circumstances is likely to jeopardize the health, safety or morals of young persons is not less than 18 years.

Thus, only by reading the ILO conventions would shareholders understand the true impact of adoption of the Proposal.

In addition, the Proposal calls for "independent monitoring of corporate adherence" to the Standards. The Proposal fails to define what would constitute "independent monitoring" or who would qualify as an independent monitor. For example, if the Company employed the Company's independent outside accounting firm as a monitor, would the fact the Company pays a fee to perform such services prevent them from being considered independent? Would the Company be required to hire a social organization that would not charge a fee for such monitoring? Because the Proposal offers the Company no guidance in this respect, as well as for the reasons outlined above, the Proposal is so incomplete as to be vague, indefinite and misleading within the scope of Rule 14a-9, and therefore subject to exclusion under Rule 14a-8(i)(3).

The Proposal is distinguishable from the proposals addressed in Microsoft (September 14, 2000) and Oracle (August 15, 2000) where the Staff refused to concur in the omission of a proposal under Rule 14a-8(i)(3). In Microsoft and Oracle, the proposals requested that the company implement a list of human rights principles, known as the China Principles. However, in Microsoft and Oracle, rather than proposing sweeping standards that incorporate voluminous ILO conventions that would be applicable to company operations anywhere in the world, the proposals specifically set forth in their entirety eleven principles to which they were limited. Moreover, those principles applied to Microsoft and Oracle's operations only in China and were designed to address issues specifically relating to worker human rights in that country.

The language of the Proposal is nearly identical to the language of shareholder proposals in AnnTaylor and Kohls, referenced above. However, rather than calling for "full implementation" of the Standards, as the proposals did in AnnTaylor and Kohls, the proposal here calls for "the implementation of a code of corporate conduct based on the" Standards. Such a proposal is even more vague and indefinite than the ones which companies properly excluded in AnnTaylor and Kohls, since this proposal requires the additional step by the Company of implementing a code of conduct based on the Standards, rather than only adopting the Standards as they are. By adding this additional step, the actions resulting from the shareholder's vote are even further attenuated from the actions for which the proposal asks the shareholder to vote. A shareholder who voted in favor of the proposal could not realistically imagine what the practical result of such a vote would be. Thus, in the view of a shareholder, the proposal is even more vague, indefinite and misleading than proposals that were properly excluded in AnnTaylor and Kohls.

B. The Proposal Should Be Excluded under Rule 14a-8(i)(3) Because it Purports to Circumvent the 500-Word Limit of Rule 14a-8(d).

Rule 14a-8(d) provides that a shareholder proposal may be excluded from a company's proxy statement if the proposal and its supporting statements, in the aggregate, exceed 500 words.[1] By omitting the text of the ILO conventions incorporated in the Standards sought to be adopted under the Proposal, the Proponents seeks to circumvent Rule 14a-8(d). The Proposal states that the Standards "incorporate the conventions of the ILO on workplace human rights" which, as discussed above, exceed 180 in number. We have not attempted to count the number of words in all 180 conventions, or even in the eight specifically referenced conventions. Nevertheless they are, in either case, most assuredly well in excess of 500 words. Surely, a shareholder should not be permitted to do an end run around the requirements of the proxy rules by incorporating voluminous materials not available to shareholders.

In a similar context, the Staff has stated that the incorporation of web site content into shareholder proposals may violate the proxy rules. See Templeton Dragon Fund (June 15, 1998) "reference to Proponent's Internet site in the supporting statement potentially may violate the proxy process requirements.") See also The Boeing Company (Feb. 23, 1999) (reference to a third-party web site excluded as false or misleading); Emerging Germany Fund (Dec. 22, 1998). Similarly, the Proponents seek to incorporate external sources into the Proposal and thereby circumvents the 500-word limit of the proxy rules. Further, as discussed below, the text of ILO is an integral part of the Proposal, which asks the Company to commit to the implementation of a code of conduct based on these complex and lengthy standards.

We are aware that in the past, the Staff did not permit Eastman Kodak Company to exclude proposals requiring Kodak to endorse the environmental standards known as the "Ceres Principles" on the grounds that the proposals and the principles together exceeded 500 words. See, e.g., Eastman Kodak Co. (Jan. 7, 1993). We believe that the Proposal is distinguishable from the one submitted to Kodak. First, Kodak was only asked to endorse the Ceres Principles, not to utilize them to implement a code of conduct. An endorsement would simply be a manifestation of a company's agreement with certain principles. In contrast, implementation of a code of conduct would require close analysis of the numerous and lengthy ILO standards, followed by the creation of a workable code of conduct based on these standards. Thus, in order to understand what such a code of conduct would look like, the shareholder would necessarily have to examine the Standards themselves, rather than limiting itself to the text that would appear on the Company's proxy statement. Further, the Ceres Principles are contained in a single document which is easily summarized in a one page list, whereas the ILO imposes hundreds of requirements contained in multiple sources. Because the Proposal effectively exceeds 500 words, it may be properly excluded under Rule 14a-8(i)(3).

[1] The Company did not give the Proponents notice within 14 days of the failure to comply with Rule 14a-8(d) because the Company believes such notice would be futile. It would be impossible to include the necessary information in the Proposal (i.e. the text of the ILO conventions) and come within the 500 word count.

As stated above, a shareholder cannot fully comprehend the impact on the Company of adoption of the Proposal without reading the ILO conventions. Accordingly, the text of the ILO conventions would have to be included in the Proposal, which for purposes of Rule 14a-8(d)'s word limitation, would cause the Proposal to be many times in excess of the number of words permitted by Rule 14a-8(d). As a result, the Proposal violates Rule 14a-8(d) and is excludable under Rule 14a-8(i)(3).

IV. The Proposal May be Omitted Pursuant to Rule 14a-8(i)(7) Because it Relates to the Company's Ordinary Business Operations.

A proposal may be excluded from a company's proxy statement pursuant to Rule 14a-8(i)(7) if it "deals with a matter relating to the company's ordinary business operations." In Release No. 34-40018 (May 21, 1998) (the "1998 Release"), accompanying the Commission's 1998 Amendments to Rule 14a-8, the Staff acknowledged that the general underlying policy of the ordinary business operations exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for stockholders to decide how to solve such problems at an annual meeting."

As stated in the 1998 Release, the policy underlying the ordinary business exclusion rest on two central themes. First, the 1998 Release contemplated that "certain tasks are so fundamental to management's ability to run a company on a day-to-day basis" that they are not proper subjects for shareholder proposals, including, in particular, proposals relating to "the management of the workforce, such as the hiring, promotion, and termination of employees." Second, the 1998 Release states that the Staff will consider "the degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment. This may come into play...where the proposal involves intricate detail, or seeks to impose specific time-frames or methods for implementing complex policies." Although the Staff reversed its position in Cracker Barrel Old Country Stores, Inc. (October 13, 1992) regarding the automatic exclusion of employment-related shareholder proposals raising social policy issues, the 1998 Release specifically noted that "reversal of the [Cracker Barrel] position does not affect the Division's analysis of any other category of proposals under the exclusion, such as proposals on general business operations." Under the 1998 Amendments to Rule 14a-8, the Staff acknowledged that "there is no bright-line test to determine when employment-related shareholder proposals raising social policy issues fall within the scope of the 'ordinary business' exclusion" but noted that the Staff "will make reasoned distinctions" relying on a case-by-case analysis and taking into account such factors as the nature of the proposal and the circumstances of the company to which it is directed.

The Proposal seeks the Company's commitment to the implementation of a code of conduct based on the Standards, which are a set of global human rights standards incorporating all 180 ILO conventions. While several of the principles addressed in the

ILO conventions touch upon social policy concerns, a vast majority of the issues directly relate to the Company's ordinary business operations. For example, the Proposal includes a requirement that the Company and its suppliers commit themselves to a code of conduct based on the standard that "all workers have the right to form and join trade unions and bargain collectively." Moreover, the Proposal states that "worker representatives . . . have access to all workplaces necessary to enable them to carry out their representation functions." Clearly these mandates deal directly with the Company's ordinary business operations in the area of management and labor relations. In recent years, the Staff has concluded that determinations involving collective bargaining units as well as the negotiations between companies and unions regarding wages, hours and working conditions are ordinary business issues within the scope of Rule 14a-8(i)(7). See Modine Manufacturing Co. (May 6, 1998) (the Staff concurred in the omission of a shareholder proposal under Rule 14a-8(i)(7) because a portion of the proposal dealing with the company's policies regarding trade unions and collective bargaining related to ordinary business operations).

In addition, the ILO's mandate regarding working hours (that the working hours of employees of the Company and its suppliers should not exceed eight hours a day or 48 hours per week) also clearly relates to the Company's ordinary business operations. On several occasions, the Staff has determined that an employer's policy with respect to employee hours relates to the Company's ordinary business operations, and that shareholder proposals relating to such issues may be excluded pursuant to Rule 14a-8(i)(7). See Intel (March 18, 1999) (the Staff concurred in exclusion of a shareholder proposal requesting adoption of an Employee Bill of Rights that would dictate such ordinary business operational matters as employee work hours); see also Toys 'R' Us (March 18,1998) (the Staff concurred in omission of a shareholder proposal under Rule 14a-8(i)(7) because the proposal, in focusing upon such issues as working conditions, wages and working hours for employees of company suppliers, dealt primarily with ordinary employment-related matters).

Further, the Staff has determined that an employer's policies with respect to wage adjustments and the so-called "living wage" relate to ordinary business operations, and that such shareholder proposals may be properly excluded pursuant to Rule 14a-8(i)(7). See Wal-Mart Stores, Inc. (March 15, 1999) (the Staff concurred in the omission of a shareholder proposal under Rule 14a-8(i)(7) because a portion of the proposal dealing with "sustainable living wage" issues infringed upon the company's ordinary business operations); see also K-Mart Corp. (March 12, 1999) and The Warnaco Group (March 12, 1999), in which the Staff reached the same conclusion as in Wal-Mart Stores, Inc. with respect to a similar shareholder proposal.

Further evidence that the Proposal relates to the Company's business operations is that the Company has already implemented labor standards in its terms of engagement (the "Terms of Engagement") with its vendors, attached hereto as Exhibit C. The Terms of Engagement address many of the Company's policies that, as noted in the previous paragraphs, the Staff has already agreed are part of a company's ordinary business operations. For example, the Terms of Engagement set the maximum length of the work week of employees of suppliers and prohibit child labor, prison labor and exploitation of employees. The Terms of Engagement are the basis of the Company's relationships with its suppliers, relationships that have a direct impact on the quality of the Company's product and the cost of operating its business. Thus, standards that would in any way alter this relationship are clearly excludable as relating to the Company's ordinary business operations.

The Proposal also seeks to micro-manage the Company's business operations, since the ILO conventions touch upon nearly every aspect of the Company's and its suppliers' relationship with their respective employees in intricate detail. For example, in addition to dictating the number of hours a day that an employee should work and dictating standards for employee wages, the conventions would require that the Company and its suppliers:

- set the minimum age for employment which is likely to jeopardize the health, safety or morals of young person at no less than 18 years;
- provide workers' representatives with access to their workplace facilities;
- commit itself to a 40-hour work week;
- provide maternity leave of not less than 14 weeks;
- take steps to ensure that any worker required to transport loads manually receive training in techniques to safeguard health and prevent accidents; and
- provide each worker with a minimum of three weeks of paid vacation every year.

The conventions establish the minimum age of employees, dictate the type of benefits to be provided to employees (including health insurance and maternity leave), set the maximum number of hours employees may work and outline safety provisions to which the Company and their suppliers, must adhere. The mandates would apply worldwide without regard to employees' desires, local laws or local customs.

And indeed, the Company's operation under the terms of a code of conduct based on the Standards would cause the Company to violate the laws of the People's Republic of China, where many of the Company's suppliers are located. The Proposal calls for a code of conduct that allows "workers . . . the right to form . . . trade unions," based on ILO Convention 87. ILO Convention 87 states in Article 2 that "[w]orkers . . . shall have the right . . . to join organisations of their own choosing without previous authorisation." Article 3 states that "[t]he public authorities shall refrain from any interference which would restrict" a labor organization's ability to organize and administer its program. Such provisions are incompatible with the organized labor structure of China. According to "1999 Country Report on Economic Policy and Trade Practices – China," published in March, 2000 by the Bureau of Economic and Business Affairs of the U.S. Department of State, China severely restricts the activities of organized labor. China's Trade Union Law states that workers who wish to form a union at any level must receive approval from a higher-level government-run trade organization, conflicting with Article 2's prohibition against a worker's right to join a union without previous authorization. Moreover, unions are legally required to join the All-China Federation of Trade Unions, a national umbrella organization controlled by the Communist Party. This requirement conflicts with the ILO provision that prohibits control of a union by a public authority. Thus, the Standards would be unworkable and counterproductive in a part of the world where the Company does much of its business. Without the requirements of the Proposal, the Company currently imposes standards with respect to its suppliers in China that both protect workers and are practicable, given China's unique political and labor system. The interference with the Company's ordinary business operation that the Proposal seeks would deny the flexibility the Company needs to perform its daily operations, and ultimately harm the workers the Proposal claims to protect by restricting its ability to conduct business in certain parts of the world.

Many of the benefits that the Company and its suppliers would be forced to provide to their employees under the Proposal are not even customary in the United States. These benefits could not be implemented by the Company without careful analysis on the part of the board of directors of the potential costs of such benefits. How can shareholders acting once a year at an annual meeting, without the benefit of any meaningful analysis that would enable them to make an informed judgment, make decisions regarding such matters? Clearly, shareholder intervention on such matters would amount to micro-management of the Company's day-to-day operations.

Through the principles briefly addressed in the Proposal and delineated at length in the ILO conventions, the Standards address a broad spectrum of issues. The scope of these Standards demonstrates that the Proposal on the whole relates to the Company's ordinary business operations, encompassing nearly every aspect of the Company and its suppliers' businesses, and seeks to micro-manage the Company. This cannot be masked by the fact that some of these issues also touch upon broader social policy concerns. In recent years, the Staff has noted that a proponent in submitting a shareholder proposal with an enumerated list of human rights standards to which a company must adhere may not circumvent the ordinary business operations exclusion by intermingling ordinary business issues with significant policy issues. See Wal-Mart Stores, Inc. (March 15, 1999) (the Staff concurred in omission of a shareholder proposal which requested the company to report on actions taken to ensure that its suppliers do not, among other things, use child or slave labor, because a single element of the proposal, regarding sustainable living wages, related to ordinary business operations); see also K-Mart Corp. (March 12, 1999) and The Warnaco Group (March 12, 1999) (the Staff concurred in omission as to both under Rule 14a-8(i)(7) with regard to similar proposals where one aspect of the proposals required the companies to implement policies regarding a sustainable living wage, an ordinary business operation within the scope of Rule 14a-8(i)(7)); Chrysler Corp. (February 18, 1998) (the Staff permitted exclusion of a proposal which required the company to review and report to shareholders on its international codes and standards with respect to six principles, one of which related to ordinary business). In light of the foregoing, the Proposal relates the Company's ordinary business operations and is excludable under Rule 14a-8(i)(7).

The Proposal is distinguishable from the proposals addressed in Microsoft (September 14, 2000) and Oracle (August 15, 2000) where the Staff refused to concur in the omission of the proposals under Rule 14a-8(i)(7). In Microsoft and Oracle, the proposals requested that the company implement eleven specific principles in one country, China. These principles were designed to address a specific, known problem in that country. The proposals in Microsoft and Oracle are more analogous to the shareholder proposal addressed in Toys 'R' Us, Inc. (February 8, 1999). In Toys 'R' Us, the Staff refused to concur with the company's position that a shareholder proposal seeking the company to implement the MacBride Principles could be excluded under Rule 14a-8(i)(7). The MacBride Principles sought to ensure that the company did not discriminate in Northern Ireland on the basis of religion in the hiring, promotion or termination of employees. Similar to the Microsoft and Oracle proposals, the Toys 'R' Us proposal, consisting of nine specific principles, sought to address a documented problem in one country. In contrast, the Proposal requests that the Company implement a code of conduct based on numerous broadly drafted and highly complex ILO conventions which would affect the Company's operations worldwide without regard to the appropriateness of any given convention in any particular locality.

V. The Proposal Should Be Excluded under Rule 14a-8(i)(6) Because it is Impermissibly Vague and Indefinite, and Therefore Beyond the Company's to Effectuate, and Thus Violates Rule 14a-8(i)(6).

Rule 14a-8(i)(6) provides that a shareholder proposal may be excluded from a company's proxy statement if it is sufficiently vague that the company "would lack the power or authority to implement" the proposal because the company would be unable to determine what actions should be taken. See Int'l Business Machines Corp. (January 14, 1992); Dryer v. SEC, 287 F.2d 773, 781 (8th Cir. 1961) ("it appears to us that the proposal as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail").

The Proposal requests that the board of directors commit the Company to the implementation of a code of conduct based the Standards. As discussed above, it is impossible to determine from the Proposal what the Company's obligations would be if the board so committed the Company and its suppliers to implementation of a code of conduct based on the Standards, thereby committing itself to broadly written ILO conventions that would be applicable to the Company's operations worldwide. If the Proposal were adopted, the Company would be required to become familiar with the intricacies of each ILO convention and make arbitrary decisions as to how to implement broadly stated social and political goals. Moreover, the Company would continue to be obligated to comply with a multiplicity of foreign laws and regulations. Neither the Proposal nor the ILO conventions themselves provide any guidance to the Company as to how to reconcile conflicts between the ILO conventions and foreign and local laws and regulations. For example, the ILO conventions mandate collective bargaining and organization of employees, notwithstanding the fact that such activities may violate the law in certain foreign jurisdictions. This may, in itself, render the Proposal excludable pursuant to Rule 14a-8(i)(6). In fact, the Company already adheres to its own labor standards according to its standard terms of engagement between it and its suppliers. See Exhibit C. These standards allow the Company to pursue goals of fair labor practices without the imposition of standards that may be incompatible with the varied nature of agreements and situations that the Company faces in its ordinary course of business.

From the face of the Proposal, the shareholders and the Company could have widely divergent views regarding what obligations the Proposal would place on the Company. This uncertainty is exacerbated by the fact that significant implementation would have to occur at the supplier level, since the Company contracts out all manufacturing operations. Further, it is unclear how the Company could reconcile conflicts between the ILO conventions and foreign laws. Due to these material uncertainties, the Company would lack the power or authority to implement the Proposal, making it subject to exclusion under Rule 14a-8(i)(6).

The Proposal is distinguishable from the proposals addressed in Microsoft (September 14, 2000) and Oracle (August 15, 2000) where the Staff refused to concur in the omission of a proposal under Rule 14a-8(i)(6). As discussed above, in Microsoft and Oracle, the proposals requested that the company implement a list of human rights principles, known as the China Principles. However, in Microsoft and Oracle, rather than proposing sweeping standards that incorporate voluminous and complex ILO conventions that would be applicable to company operations anywhere in the world, the proposal specifically set forth in their entirety eleven principles to which it was limited. Thus, the Proposal would be significantly more onerous for the Company to attempt to implement than the proposals in Microsoft or Oracle.

For the reasons set forth above, the Company respectfully requests that the Staff concur with its view that it may properly omit the Proposal. Should the Staff disagree with the Company's conclusions, or should any additional information be desired, the Company would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of your response.

Any questions or comments with respect to the subject matter of this letter should be addressed to the undersigned at Goodwin Procter LLP, Exchange Place, Boston, MA 02109 (telephone: 617-570-1000) or, in my absence, please contact Charles W. Redepenning, Jr., General Counsel of the Company at The Stride Rite Corporation, 191 Spring Street, P.O. Box 9191, Lexington, Massachusetts 02420-9191 (telephone: 617-824-6000)

Thank you for your consideration.

Very truly yours,

Ettore A. Santucci, P.C.

LIBC/1322473.3

EXHIBIT A

COMPTROLLER OF THE CITY OF NEW YORK
1 CENTRE STREET
NEW YORK, NY 10007-2341
(212) 669-3500

RECEIVED
OCT 29 2001
LAW DEPT.

ALAN G. HEVESI
COMPTROLLER

October 25 2001

Mr. Charles W. Redepenning, Jr.
Secretary
Stride Rite Corporation
191 Spring Street
Lexington, MA 02420-9191

Dear Mr. Redepenning:

As Comptroller of New York City, I am the custodian and trustee of the New York City Employees' Retirement System and the New York City Teachers' Retirement Systems (the "Systems"). The Systems' boards of trustees have authorized me to inform you of our intention to offer the enclosed proposal for consideration of stockholders at the next annual meeting.

It calls for the implementation of a uniform, verifiable, international standard for workers rights based on the conventions of the United Nations' International Labor Organization (ILO). Its adoption would benefit our company by helping to ensure that it is not associated with human rights violations in the workplace.

I submit the attached proposal to you in accordance with rule 14a-8 of the Securities Exchange Act of 1934 and ask that it be included in your proxy statement.

Letters from Citibank certifying the Systems' ownership, for over a year, of 161,436 shares of Stride Corporation common stock, are enclosed. The Systems intend to continue to hold at least $2,000 worth of these securities through the date of the annual meeting.

We would be happy to discuss this initiative with you. Should the board decide to endorse its provisions as company policy, our funds will ask that the proposal be withdrawn from consideration at the annual meeting. Please feel free to contact Mr. Patrick Doherty of my office at (212) 380-2651, if you have any further questions on this matter.

Sincerely,

Alan G. Hevesi

AGH: pd:ma
Enclosure

H:workrights

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

ALAN G. HEVESI
COMPTROLLER

STRIDE RITE CORPORATION/ GLOBAL HUMAN RIGHTS STANDARDS

Whereas, Stride Rite Corporation has extensive overseas operations, and

Whereas, reports of human rights abuses in the overseas subsidiaries and suppliers of some U.S.-based corporations has led to an increased public awareness of the problems of child labor, "sweatshop" conditions , and the denial of labor rights in U.S. corporate overseas operations, and

Whereas, corporate violations of human rights in these overseas operations can lead to negative publicity, public protests, and a loss of consumer confidence which can have a negative impact on shareholder value,and

Whereas, a number of corporations have implemented independent monitoring programs with respected human rights and religious organizations to strengthen compliance with international human rights norms in subsidiary and supplier factories, and

Whereas, these standards incorporate the conventions of the United Nation's International Labor Organization (ILO) on workplace human rights which include the following principles:

1) All workers have the right to form and join trade unions and to bargain collectively. (ILO Conventions 87 and 98)

2) Workers representatives shall not be the subject of discrimination and shall have access to all workplaces necessary to enable them to carry out their representation functions. (ILO Convention 135)

3) There shall be no discrimination or intimidation in employment. Equality of opportunity and treatment shall be provided regardless of race, color, sex, religion, political opinion, age, nationality, social origin, or other distinguishing characteristics. (ILO Convention 100 and 111)

4) Employment shall be freely chosen. There shall be no use of force, including bonded or prison labor. (ILO Conventions 29 and 105)

5) There shall be no use of child labor. (ILO Convention 138), and,

Whereas, independent monitoring of corporate adherence to these standards is essential if consumer and investor confidence in our company's commitment to human rights is to be maintained,

Therefore, be it resolved that the company commit itself to the implementation of a code of corporate conduct based on the aforementioned ILO human rights standards by its international suppliers and in its own international production facilities and commit to a program of outside, independent monitoring of compliance with these standards.

Citibank, N.A.

111 Wall Street
New York, NY 10043

October 18, 2001

RE: NEW YORK CITY TEACHERS' RETIREMENT SYSTEM

TO WHOM IT MAY CONCERN:

This is to advise you that the New York City Teachers' Retirement System held

59,700 shares of Stride Rite Corp. Common Stock

continuously for more than one year, in the name of Cede and Company.

Sincerely,

Michael V. Barbetta
Assistant Vice President

CITIBANK

Citibank, N.A.

111 Wall Street
New York, NY 10043

October 18, 2001

RE: NEW YORK CITY EMPLOYEES' RETIREMENT SYSTEM

TO WHOM IT MAY CONCERN:

This is to advise you that the New York City Employees' Retirement System held

101,736 shares of Stride Rite Corp. Common stock

continuously for more than one year, in the name of Cede and Company.

Sincerely,

Michael V. Barbetta
Assistant Vice President

EXHIBIT B

C87 Freedom of Association and Protection of the Right to Organise Convention, 1948

Convention concerning Freedom of Association and Protection of the Right to Organise (Note: Date of coming into force: 04:07:1950.)
Convention:C087
Place:(San Francisco)
Session of the Conference:31
Date of adoption:09:07:1948
See the ratifications for this Convention
Display the document in: French Spanish

The General Conference of the International Labour Organisation,

Having been convened at San Francisco by the Governing Body of the International Labour Office, and having met in its Thirty-first Session on 17 June 1948;

Having decided to adopt, in the form of a Convention, certain proposals concerning freedom of association and protection of the right to organise, which is the seventh item on the agenda of the session;

Considering that the Preamble to the Constitution of the International Labour Organisation declares recognition of the principle of freedom of association to be a means of improving conditions of labour and of establishing peace;

Considering that the Declaration of Philadelphia reaffirms that freedom of expression and of association are essential to sustained progress;

Considering that the International Labour Conference, at its Thirtieth Session, unanimously adopted the principles which should form the basis for international regulation;

Considering that the General Assembly of the United Nations, at its Second Session, endorsed these principles and requested the International Labour Organisation to continue every effort in order that it may be possible to adopt one or several international Conventions;

adopts the ninth day of July of the year one thousand nine hundred and forty-eight, the following Convention, which may be cited as the Freedom of Association and Protection of the Right to Organise Convention, 1948:

Part I. Freedom of Association

Article 1

Each Member of the International Labour Organisation for which this Convention is in force undertakes to give effect to the following provisions.

Article 2

Workers and employers, without distinction whatsoever, shall have the right to establish and, subject only to the rules of the organisation concerned, to join organisations of their own choosing without previous authorisation.

Article 3

1. Workers' and employers' organisations shall have the right to draw up their constitutions and rules, to elect their representatives in full freedom, to organise their administration and activities and to formulate their programmes.

2. The public authorities shall refrain from any interference which would restrict this right or impede the lawful exercise thereof.

Article 4

Workers' and employers' organisations shall not be liable to be dissolved or suspended by administrative authority.

Article 5

Workers' and employers' organisations shall have the right to establish and join federations and confederations and any such organisation, federation or confederation shall have the right to affiliate with international organisations of workers and employers.

Article 6

The provisions of Articles 2, 3 and 4 hereof apply to federations and confederations of workers' and employers' organisations.

Article 7

The acquisition of legal personality by workers' and employers' organisations, federations and confederations shall not be made subject to conditions of such a character as to restrict the application of the provisions of Articles 2, 3 and 4 hereof.

Article 8

1. In exercising the rights provided for in this Convention workers and employers and their respective organisations, like other persons or organised collectivities, shall respect the law of the land.

2. The law of the land shall not be such as to impair, nor shall it be so applied as to impair, the guarantees provided for in this Convention.

Article 9

1. The extent to which the guarantees provided for in this Convention shall apply to the armed forces and the police shall be determined by national laws or regulations.

2. In accordance with the principle set forth in paragraph 8 of article 19 of the Constitution of the International Labour Organisation the ratification of this Convention by any Member shall not be deemed to affect any existing law, award, custom or agreement in virtue of which members of the armed forces or the police enjoy any right

guaranteed by this Convention.

Article 10

In this Convention the term *organisation* means any organisation of workers or of employers for furthering and defending the interests of workers or of employers.

9$P Part II. Protection of the Right to Organise

Article 11

Each Member of the International Labour Organisation for which this Convention is in force undertakes to take all necessary and appropriate measures to ensure that workers and employers may exercise freely the right to organise.

Part III. Miscellaneous Provisions

Article 12

1.In respect of the territories referred to in article 35 of the Constitution of the International Labour Organisation as amended by the Constitution of the International Labour Organisation Instrument of Amendment 1946, other than the territories referred to in paragraphs 4 and 5 of the said article as so amended, each Member of the Organisation which ratifies this Convention shall communicate to the Director-General of the International Labour Office as soon as possible after ratification a declaration stating:

a) the territories in respect of which it undertakes that the provisions of the Convention shall be applied without modification;

b) the territories in respect of which it undertakes that the provisions of the Convention shall be applied subject to modifications, together with details of the said modifications;

c) the territories in respect of which the Convention is inapplicable and in such cases the grounds on which it is inapplicable;

d) the territories in respect of which it reserves its decision.

2. The undertakings referred to in subparagraphs (a) and (b) of paragraph 1 of this Article shall be deemed to be an integral part of the ratification and shall have the force of ratification.

3. Any Member may at any time by a subsequent declaration cancel in whole or in part any reservations made in its original declaration in virtue of subparagraphs (b), (c) or (d) of paragraph 1 of this Article.

4. Any Member may, at any time at which the Convention is subject to denunciation in accordance with the provisions of Article 16, communicate to the Director-General a declaration modifying in any other respect the terms of any former declaration and stating the present position in respect of such territories as it may specify.

Article 13

1. Where the subject matter of this Convention is within the self-governing powers of any non-metropolitan territory, the Member responsible for the international relations of that territory may, in agreement with the Government of the territory, communicate to the Director-General of the International Labour Office a declaration accepting on behalf of the territory the obligations of this Convention.

2. A declaration accepting the obligations of this Convention may be communicated to the Director-General of the International Labour Office:

a) by two or more Members of the Organisation in respect of any territory which is under their joint authority; or

b) by any international authority responsible for the administration of any territory, in virtue of the Charter of the United Nations or otherwise, in respect of any such territory.

3. Declarations communicated to the Director-General of the International Labour Office in accordance with the preceding paragraphs of this Article shall indicate whether the provisions of the Convention will be applied in the territory concerned without modifications or subject to modification; when the declaration indicates that the provisions of the Convention will be applied subject to modifications it shall give details of the said modifications.

4. The Member, Members or international authority concerned may at any time by a subsequent declaration renounce in whole or in part the right to have recourse to any modification indicated in any former declaration.

5. The Member, Members or international authority concerned may, at any time at which this Convention is subject to denunciation in accordance with the provisions of Article 16, communicate to the Director-General a declaration modifying in any other respect the terms of any former declaration and stating the present position in respect of the application of the Convention.

Part IV. Final Provisions

Article 14

The formal ratifications of this Convention shall be communicated to the Director-General of the International Labour Office for registration.

Article 15

1. This Convention shall be binding only upon those Members of the International Labour Organisation whose ratifications have been registered with the Director-General.

2. It shall come into force twelve months after the date on which the ratifications of two Members have been registered with the Director-General.

3. Thereafter, this Convention shall come into force for any Member twelve months after

the date on which its ratifications has been registered.

Article 16

1. A Member which has ratified this Convention may denounce it after the expiration of ten years from the date on which the Convention first comes into force, by an Act communicated to the Director-General of the International Labour Office for registration. Such denunciation should not take effect until one year after the date on which it is registered.

2. Each Member which has ratified this Convention and which does not, within the year following the expiration of the period of ten years mentioned in the preceding paragraph, exercise the right of denunciation provided for in this Article, will be bound for another period of ten years and, thereafter, may denounce this Convention at the expiration of each period of ten years under the terms provided for in this Article.

Article 17

1. The Director-General of the International Labour Office shall notify all Members of the International Labour Organisation of the registration of all ratifications, declarations and denunciations communicated to him by the Members of the Organisation.

2. When notifying the Members of the Organisation of the registration of the second ratification communicated to him, the Director-General shall draw the attention of the Members of the Organisation to the date upon which the Convention will come into force.

Article 18

The Director-General of the International Labour Office shall communicate to the Secretary-General of the United Nations for registration in accordance with Article 102 of the Charter of the United Nations full particulars of all ratifications and acts of denunciation registered by him in accordance with the provisions of the preceding Articles.

Article 19

At the expiration of each period of ten years after the coming into force of this Convention, the Governing Body of the International Labour Office shall present to the General Conference a report on the working of this Convention and shall examine the desirability of placing on the agenda of the Conference the question of its revision in whole or in part.

Article 20

1. Should the Conference adopt a new Convention revising this Convention in whole or in part, then, unless the new Convention otherwise provides:

a) the ratification by a Member of the new revising Convention shall ipso jure involve the immediate denunciation of this Convention, notwithstanding the provisions of Article 16 above, if and when the new revising Convention shall have come into force;

b) as from the date when the new revising Convention comes into force this Convention shall cease to be open to ratification by the Members.

2. This Convention shall in any case remain in force in its actual form and content for those Members which have ratified it but have not ratified the revising Convention.

Article 21

The English and French versions of the text of this Convention are equally authoritative.

Cross references

CONSTITUTION:P:Preamble to the Constitution of the International Labour Organisation
Constitution: 19:article 19 of the Constitution of the International Labour Organisation
Constitution: 35:article 35 of the Constitution of the International Labour Organisation

---

C98 Right to Organise and Collective Bargaining Convention, 1949

Convention concerning the Application of the Principles of the Right to Organise and to Bargain Collectively (Note: Date of coming into force: 18:07:1951.)
Convention:C098
Place:Geneva
Session of the Conference:32
Date of adoption:01:07:1949
See the ratifications for this Convention
Display the document in: French Spanish

The General Conference of the International Labour Organisation,

Having been convened at Geneva by the Governing Body of the International Labour Office, and having met in its Thirty-second Session on 8 June 1949, and

Having decided upon the adoption of certain proposals concerning the application of the principles of the right to organise and to bargain collectively, which is the fourth item on the agenda of the session, and

Having determined that these proposals shall take the form of an international Convention,

adopts the first day of July of the year one thousand nine hundred and forty-nine, the following Convention, which may be cited as the Right to Organise and Collective Bargaining Convention, 1949:

Article 1

1. Workers shall enjoy adequate protection against acts of anti-union discrimination in respect of their employment.

2. Such protection shall apply more particularly in respect of acts calculated to--

(a) make the employment of a worker subject to the condition that he shall not join a union or shall relinquish trade union membership;

(b) cause the dismissal of or otherwise prejudice a worker by reason of union membership or because of participation in union activities outside working hours or, with the consent of the employer, within working hours.

Article 2

1. Workers' and employers' organisations shall enjoy adequate protection against any acts of interference by each other or each other's agents or members in their establishment, functioning or administration.

2. In particular, acts which are designed to promote the establishment of workers' organisations under the domination of employers or employers' organisations, or to support workers' organisations by financial or other means, with the object of placing such organisations under the control of employers or employers' organisations, shall be deemed to constitute acts of interference within the meaning of this Article.

Article 3

Machinery appropriate to national conditions shall be established, where necessary, for the purpose of ensuring respect for the right to organise as defined in the preceding Articles.

Article 4

Measures appropriate to national conditions shall be taken, where necessary, to encourage and promote the full development and utilisation of machinery for voluntary negotiation between employers or employers' organisations and workers' organisations, with a view to the regulation of terms and conditions of employment by means of collective agreements.

Article 5

1. The extent to which the guarantees provided for in this Convention shall apply to the armed forces and the police shall be determined by national laws or regulations.

2. In accordance with the principle set forth in paragraph 8 of article 19 of the Constitution of the International Labour Organisation the ratification of this Convention by any Member shall not be deemed to affect any existing law, award, custom or agreement in virtue of which members of the armed forces or the police enjoy any right guaranteed by this Convention.

Article 6

This Convention does not deal with the position of public servants engaged in the administration of the State, nor shall it be construed as prejudicing their rights or status in any way.

Article 7

The formal ratifications of this Convention shall be communicated to the Director-General of the International Labour Office for registration.

Article 8

1. This Convention shall be binding only upon those Members of the International Labour Organisation whose ratifications have been registered with the Director-General.

2. It shall come into force twelve months after the date on which the ratifications of two Members have been registered with the Director-General.

3. Thereafter, this Convention shall come into force for any Member twelve months after the date on which its ratifications has been registered.

Article 9

1. Declarations communicated to the Director-General of the International Labour Office in accordance with paragraph 2 of article 35 of the Constitution of the International

Labour Organisation shall indicate --

a) the territories in respect of which the Member concerned undertakes that the provisions of the Convention shall be applied without modification;

b) the territories in respect of which it undertakes that the provisions of the Convention shall be applied subject to modifications, together with details of the said modifications;

c) the territories in respect of which the Convention is inapplicable and in such cases the grounds on which it is inapplicable;

d) the territories in respect of which it reserves its decision pending further consideration of the position.

2. The undertakings referred to in subparagraphs (a) and (b) of paragraph 1 of this Article shall be deemed to be an integral part of the ratification and shall have the force of ratification.

3. Any Member may at any time by a subsequent declaration cancel in whole or in part any reservation made in its original declaration in virtue of subparagraph (b), (c) or (d) of paragraph 1 of this Article.

4. Any Member may, at any time at which the Convention is subject to denunciation in accordance with the provisions of Article 11, communicate to the Director-General a declaration modifying in any other respect the terms of any former declaration and stating the present position in respect of such territories as it may specify.

Article 10

1. Declarations communicated to the Director-General of the International Labour Office in accordance with paragraph 4 or 5 of article 35 of the Constitution of the International Labour Organisation shall indicate whether the provisions of the Convention will be applied in the territory concerned without modification or subject to modifications; when the declaration indicates that the provisions of the Convention will be applied subject to modifications, it shall give details of the said modifications.

2. The Member, Members or international authority concerned may at any time by a subsequent declaration renounce in whole or in part the right to have recourse to any modification indicated in any former declaration.

3. The Member, Members or international authority concerned may, at any time at which the Convention is subject to denunciation in accordance with the provisions of Article 11, communicate to the Director-General a declaration modifying in any other respect the terms of any former declaration and stating the present position in respect of the application of the Convention.

Article 11

1. A Member which has ratified this Convention may denounce it after the expiration of ten years from the date on which the Convention first comes into force, by an Act communicated to the Director-General of the International Labour Office for registration.

Such denunciation should not take effect until one year after the date on which it is registered.

2. Each Member which has ratified this Convention and which does not, within the year following the expiration of the period of ten years mentioned in the preceding paragraph, exercise the right of denunciation provided for in this Article, will be bound for another period of ten years and, thereafter, may denounce this Convention at the expiration of each period of ten years under the terms provided for in this Article.

Article 12

1. The Director-General of the International Labour Office shall notify all Members of the International Labour Organisation of the registration of all ratifications and denunciations communicated to him by the Members of the Organisation.

2. When notifying the Members of the Organisation of the registration of the second ratification communicated to him, the Director-General shall draw the attention of the Members of the Organisation to the date upon which the Convention will come into force.

Article 13

The Director-General of the International Labour Office shall communicate to the Secretary-General of the United Nations for registration in accordance with Article 102 of the Charter of the United Nations full particulars of all ratifications and acts of denunciation registered by him in accordance with the provisions of the preceding Articles.

Article 14

At such times as may consider necessary the Governing Body of the International Labour Office shall present to the General Conference a report on the working of this Convention and shall examine the desirability of placing on the agenda of the Conference the question of its revision in whole or in part.

Article 15

1. Should the Conference adopt a new Convention revising this Convention in whole or in part, then, unless the new Convention otherwise provides:

a) the ratification by a Member of the new revising Convention shall ipso jure involve the immediate denunciation of this Convention, notwithstanding the provisions of Article 11 above, if and when the new revising Convention shall have come into force;

b) as from the date when the new revising Convention comes into force this Convention shall cease to be open to ratification by the Members.

2. This Convention shall in any case remain in force in its actual form and content for those Members which have ratified it but have not ratified the revising Convention.

Article 16

The English and French versions of the text of this Convention are equally authoritative.

Cross references

Constitution: 19:article 19 of the Constitution of the International Labour Organisation
Constitution: 35:article 35 of the Constitution of the International Labour Organisation

---

ILO Home NORMES home ILOLEX home Universal Query NATLEX

For further information, please contact the International Labour Standards Department (NORMES) at Tel: +41.22.799.7149, Fax: +41.22.799.7139 or by email: (polnorm@ilo.org)

C135 Workers' Representatives Convention, 1971

Convention concerning Protection and Facilities to be Afforded to Workers' Representatives in the Undertaking (Note: Date of coming into force: 30:06:1973.)
Convention:C135
Place:Geneva
Session of the Conference:56
Date of adoption:23:06:1971
See the ratifications for this Convention
Display the document in: French Spanish

The General Conference of the International Labour Organisation,

Having been convened at Geneva by the Governing Body of the International Labour Office, and having met in its Fifty-sixth Session on 2 June 1971, and

Noting the terms of the Right to Organise and Collective Bargaining Convention, 1949, which provides for protection of workers against acts of anti-union discrimination in respect of their employment, and

Considering that it is desirable to supplement these terms with respect to workers' representatives, and

Having decided upon the adoption of certain proposals with regard to protection and facilities afforded to workers' representatives in the undertaking, which is the fifth item on the agenda of the session, and

Having determined that these proposals shall take the form of an international Convention,

adopts the twenty-third day of June of the year one thousand nine hundred and seventy-one, the following Convention, which may be cited as the Workers' Representatives Convention, 1971:

Article 1

Workers' representatives in the undertaking shall enjoy effective protection against any act prejudicial to them, including dismissal, based on their status or activities as a workers' representative or on union membership or participation in union activities, in so far as they act in conformity with existing laws or collective agreements or other jointly agreed arrangements.

Article 2

1. Such facilities in the undertaking shall be afforded to workers' representatives as may be appropriate in order to enable them to carry out their functions promptly and efficiently.

2. In this connection account shall be taken of the characteristics of the industrial relations system of the country and the needs, size and capabilities of the undertaking concerned.

3. The granting of such facilities shall not impair the efficient operation of the undertaking concerned.

Article 3

For the purpose of this Convention the term *workers' representatives* means persons who are recognised as such under national law or practice, whether they are--

(a) trade union representatives, namely, representatives designated or elected by trade unions or by members of such unions; or

(b) elected representatives, namely, representatives who are freely elected by the workers of the undertaking in accordance with provisions of national laws or regulations or of collective agreements and whose functions do not include activities which are recognised as the exclusive prerogative of trade unions in the country concerned.

Article 4

National laws or regulations, collective agreements, arbitration awards or court decisions may determine the type or types of workers' representatives which shall be entitled to the protection and facilities provided for in this Convention.

Article 5

Where there exist in the same undertaking both trade union representatives and elected representatives, appropriate measures shall be taken, wherever necessary, to ensure that the existence of elected representatives is not used to undermine the position of the trade unions concerned or their representatives and to encourage co-operation on all relevant matters between the elected representatives and the trade unions concerned and their representatives.

Article 6

Effect may be given to this Convention through national laws or regulations or collective agreements, or in any other manner consistent with national practice.

Article 7

The formal ratifications of this Convention shall be communicated to the Director-General of the International Labour Office for registration.

Article 8

1. This Convention shall be binding only upon those Members of the International Labour Organisation whose ratifications have been registered with the Director-General.

2. It shall come into force twelve months after the date on which the ratifications of two Members have been registered with the Director-General.

3. Thereafter, this Convention shall come into force for any Member twelve months after the date on which its ratifications has been registered.

Article 9

1. A Member which has ratified this Convention may denounce it after the expiration of ten years from the date on which the Convention first comes into force, by an Act communicated to the Director-General of the International Labour Office for registration. Such denunciation should not take effect until one year after the date on which it is registered.

2. Each Member which has ratified this Convention and which does not, within the year following the expiration of the period of ten years mentioned in the preceding paragraph, exercise the right of denunciation provided for in this Article, will be bound for another period of ten years and, thereafter, may denounce this Convention at the expiration of each period of ten years under the terms provided for in this Article.

Article 10

1. The Director-General of the International Labour Office shall notify all Members of the International Labour Organisation of the registration of all ratifications and denunciations communicated to him by the Members of the Organisation.

2. When notifying the Members of the Organisation of the registration of the second ratification communicated to him, the Director-General shall draw the attention of the Members of the Organisation to the date upon which the Convention will come into force.

Article 11

The Director-General of the International Labour Office shall communicate to the Secretary-General of the United Nations for registration in accordance with Article 102 of the Charter of the United Nations full particulars of all ratifications and acts of denunciation registered by him in accordance with the provisions of the preceding Articles.

Article 12

At such times as may consider necessary the Governing Body of the International Labour Office shall present to the General Conference a report on the working of this Convention and shall examine the desirability of placing on the agenda of the Conference the question of its revision in whole or in part.

Article 13

1. Should the Conference adopt a new Convention revising this Convention in whole or in part, then, unless the new Convention otherwise provides:

a) the ratification by a Member of the new revising Convention shall ipso jure involve the immediate denunciation of this Convention, notwithstanding the provisions of Article 9 above, if and when the new revising Convention shall have come into force;

b) as from the date when the new revising Convention comes into force this Convention shall cease to be open to ratification by the Members.

2. This Convention shall in any case remain in force in its actual form and content for those Members which have ratified it but have not ratified the revising Convention.

Article 14

The English and French versions of the text of this Convention are equally authoritative.

Cross references
Conventions: C098 Right to Organise and Collective Bargaining Convention, 1949

C100 Equal Remuneration Convention, 1951

Convention concerning Equal Remuneration for Men and Women Workers for Work of Equal Value (Note: Date of coming into force: 23:05:1953.)
Convention:C100
Place:Geneva
Session of the Conference:34
Date of adoption:29:06:1951
See the ratifications for this Convention
Display the document in: French Spanish

The General Conference of the International Labour Organisation,

Having been convened at Geneva by the Governing Body of the International Labour Office, and having met in its Thirty-fourth Session on 6 June 1951, and

Having decided upon the adoption of certain proposals with regard to the principle of equal remuneration for men and women workers for work of equal value, which is the seventh item on the agenda of the session, and

Having determined that these proposals shall take the form of an international Convention,

adopts the twenty-ninth day of June of the year one thousand nine hundred and fifty-one, the following Convention, which may be cited as the Equal Remuneration Convention, 1951:

Article 1

For the purpose of this Convention--

(a) the term *remuneration* includes the ordinary, basic or minimum wage or salary and any additional emoluments whatsoever payable directly or indirectly, whether in cash or in kind, by the employer to the worker and arising out of the worker's employment;

(b) the term *equal remuneration for men and women workers for work of equal value* refers to rates of remuneration established without discrimination based on sex.

Article 2

1. Each Member shall, by means appropriate to the methods in operation for determining rates of remuneration, promote and, in so far as is consistent with such methods, ensure the application to all workers of the principle of equal remuneration for men and women workers for work of equal value.

2. This principle may be applied by means of--

(a) national laws or regulations;

(b) legally established or recognised machinery for wage determination;

(c) collective agreements between employers and workers; or

(d) a combination of these various means.

Article 3

1. Where such action will assist in giving effect to the provisions of this Convention measures shall be taken to promote objective appraisal of jobs on the basis of the work to be performed.

2. The methods to be followed in this appraisal may be decided upon by the authorities responsible for the determination of rates of remuneration, or, where such rates are determined by collective agreements, by the parties thereto.

3. Differential rates between workers which correspond, without regard to sex, to differences, as determined by such objective appraisal, in the work to be performed shall not be considered as being contrary to the principle of equal remuneration for men and women workers for work of equal value.

Article 4

Each Member shall co-operate as appropriate with the employers' and workers' organisations concerned for the purpose of giving effect to the provisions of this Convention.

Article 5

The formal ratifications of this Convention shall be communicated to the Director-General of the International Labour Office for registration.

Article 6

1. This Convention shall be binding only upon those Members of the International Labour Organisation whose ratifications have been registered with the Director-General.

2. It shall come into force twelve months after the date on which the ratifications of two Members have been registered with the Director-General.

3. Thereafter, this Convention shall come into force for any Member twelve months after the date on which its ratifications has been registered.

Article 7

1. Declarations communicated to the Director-General of the International Labour Office in accordance with paragraph 2 of article 35 of the Constitution of the International Labour Organisation shall indicate --

a) the territories in respect of which the Member concerned undertakes that the provisions of the Convention shall be applied without modification;

b) the territories in respect of which it undertakes that the provisions of the Convention shall be applied subject to modifications, together with details of the said modifications;

c) the territories in respect of which the Convention is inapplicable and in such cases the grounds on which it is inapplicable;

d) the territories in respect of which it reserves its decision pending further consideration of the position.

2. The undertakings referred to in subparagraphs (a) and (b) of paragraph 1 of this Article shall be deemed to be an integral part of the ratification and shall have the force of ratification.

3. Any Member may at any time by a subsequent declaration cancel in whole or in part any reservation made in its original declaration in virtue of subparagraph (b), (c) or (d) of paragraph 1 of this Article.

4. Any Member may, at any time at which the Convention is subject to denunciation in accordance with the provisions of Article 9, communicate to the Director-General a declaration modifying in any other respect the terms of any former declaration and stating the present position in respect of such territories as it may specify.

Article 8

1. Declarations communicated to the Director-General of the International Labour Office in accordance with paragraph 4 or 5 of article 35 of the Constitution of the International Labour Organisation shall indicate whether the provisions of the Convention will be applied in the territory concerned without modification or subject to modifications; when the declaration indicates that the provisions of the Convention will be applied subject to modifications, it shall give details of the said modifications.

2. The Member, Members or international authority concerned may at any time by a subsequent declaration renounce in whole or in part the right to have recourse to any modification indicated in any former declaration.

3. The Member, Members or international authority concerned may, at any time at which the Convention is subject to denunciation in accordance with the provisions of Article 9, communicate to the Director-General a declaration modifying in any other respect the terms of any former declaration and stating the present position in respect of the application of the Convention.

Article 9

1. A Member which has ratified this Convention may denounce it after the expiration of ten years from the date on which the Convention first comes into force, by an Act communicated to the Director-General of the International Labour Office for registration. Such denunciation should not take effect until one year after the date on which it is registered.

2. Each Member which has ratified this Convention and which does not, within the year following the expiration of the period of ten years mentioned in the preceding paragraph, exercise the right of denunciation provided for in this Article, will be bound for another period of ten years and, thereafter, may denounce this Convention at the expiration of each period of ten years under the terms provided for in this Article.

Article 10

1. The Director-General of the International Labour Office shall notify all Members of the International Labour Organisation of the registration of all ratifications and denunciations communicated to him by the Members of the Organisation.

2. When notifying the Members of the Organisation of the registration of the second ratification communicated to him, the Director-General shall draw the attention of the Members of the Organisation to the date upon which the Convention will come into force.

Article 11

The Director-General of the International Labour Office shall communicate to the Secretary-General of the United Nations for registration in accordance with Article 102 of the Charter of the United Nations full particulars of all ratifications and acts of denunciation registered by him in accordance with the provisions of the preceding Articles.

Article 12

At such times as may consider necessary the Governing Body of the International Labour Office shall present to the General Conference a report on the working of this Convention and shall examine the desirability of placing on the agenda of the Conference the question of its revision in whole or in part.

Article 13

1. Should the Conference adopt a new Convention revising this Convention in whole or in part, then, unless the new Convention otherwise provides:

a) the ratification by a Member of the new revising Convention shall ipso jure involve the immediate denunciation of this Convention, notwithstanding the provisions of Article 9 above, if and when the new revising Convention shall have come into force;

b) as from the date when the new revising Convention comes into force this Convention shall cease to be open to ratification by the Members.

2. This Convention shall in any case remain in force in its actual form and content for those Members which have ratified it but have not ratified the revising Convention.

Article 14

The English and French versions of the text of this Convention are equally authoritative.

Cross references

Constitution: 35:article 35 of the Constitution of the International Labour Organisation

For further information, please contact the International Labour Standards Department (NORMES) at Tel: +41.22.799.7149, Fax: +41.22.799.7139 or by email: (polnorm@ilo.org)

C111 Discrimination (Employment and Occupation) Convention, 1958

Convention concerning Discrimination in Respect of Employment and Occupation (Note: Date of coming into force: 15:06:1960.)
Convention:C111
Place:Geneva
Session of the Conference:42
Date of adoption:25:06:1958
See the ratifications for this Convention
Display the document in: French Spanish

The General Conference of the International Labour Organisation,

Having been convened at Geneva by the Governing Body of the International Labour Office, and having met in its Forty-second Session on 4 June 1958, and

Having decided upon the adoption of certain proposals with regard to discrimination in the field of employment and occupation, which is the fourth item on the agenda of the session, and

Having determined that these proposals shall take the form of an international Convention, and

Considering that the Declaration of Philadelphia affirms that all human beings, irrespective of race, creed or sex, have the right to pursue both their material well-being and their spiritual development in conditions of freedom and dignity, of economic security and equal opportunity, and

Considering further that discrimination constitutes a violation of rights enunciated by the Universal Declaration of Human Rights,

adopts the twenty-fifth day of June of the year one thousand nine hundred and fifty-eight, the following Convention, which may be cited as the Discrimination (Employment and Occupation) Convention, 1958:

Article 1

1. For the purpose of this Convention the term *discrimination* includes-- (a) any distinction, exclusion or preference made on the basis of race, colour sex, religion, political opinion, national extraction or social origin, which has the effect of nullifying or impairing equality of opportunity or treatment in employment or occupation;

(b) such other distinction, exclusion or preference which has the effect of nullifying or impairing equality of opportunity or treatment in employment or occupation as may be determined by the Member concerned after consultation with representative employers' and workers' organisations, where such exist, and with other appropriate bodies.

2. Any distinction, exclusion or preference in respect of a particular job based on the inherent requirements thereof shall not be deemed to be discrimination.

3. For the purpose of this Convention the terms *employment* and [occupation include access to vocational training, access to employment and to particular occupations, and terms and conditions of employment.

Article 2

Each Member for which this Convention is in force undertakes to declare and pursue a national policy designed to promote, by methods appropriate to national conditions and practice, equality of opportunity and treatment in respect of employment and occupation, with a view to eliminating any discrimination in respect thereof.

Article 3

Each Member for which this Convention is in force undertakes, by methods appropriate to national conditions and practice--

(a) to seek the co-operation of employers' and workers' organisations and other appropriate bodies in promoting the acceptance and observance of this policy;

(b) to enact such legislation and to promote such educational programmes as may be calculated to secure the acceptance and observance of the policy;

(c) to repeal any statutory provisions and modify any administrative instructions or practices which are inconsistent with the policy;

(d) to pursue the policy in respect of employment under the direct control of a national authority;

(e) to ensure observance of the policy in the activities of vocational guidance, vocational training and placement services under the direction of a national authority;

(f) to indicate in its annual reports on the application of the Convention the action taken in pursuance of the policy and the results secured by such action.

Article 4

Any measures affecting an individual who is justifiably suspected of, or engaged in, activities prejudicial to the security of the State shall not be deemed to be discrimination, provided that the individual concerned shall have the right to appeal to a competent body established in accordance with national practice.

Article 5

1. Special measures of protection or assistance provided for in other Conventions or Recommendations adopted by the International Labour Conference shall not be deemed to be discrimination.

2. Any Member may, after consultation with representative employers' and workers' organisations, where such exist, determine that other special measures designed to meet the particular requirements of persons who, for reasons such as sex, age, disablement, family responsibilities or social or cultural status, are generally recognised to require special protection or assistance, shall not be deemed to be discrimination.

Article 6

Each Member which ratifies this Convention undertakes to apply it to non-metropolitan territories in accordance with the provisions of the Constitution of the International Labour Organisation.

Article 7

The formal ratifications of this Convention shall be communicated to the Director-General of the International Labour Office for registration.

Article 8

1. This Convention shall be binding only upon those Members of the International Labour Organisation whose ratifications have been registered with the Director-General.

2. It shall come into force twelve months after the date on which the ratifications of two Members have been registered with the Director-General.

3. Thereafter, this Convention shall come into force for any Member twelve months after the date on which its ratifications has been registered.

Article 9

1. A Member which has ratified this Convention may denounce it after the expiration of ten years from the date on which the Convention first comes into force, by an Act communicated to the Director-General of the International Labour Office for registration. Such denunciation should not take effect until one year after the date on which it is registered.

2. Each Member which has ratified this Convention and which does not, within the year following the expiration of the period of ten years mentioned in the preceding paragraph, exercise the right of denunciation provided for in this Article, will be bound for another period of ten years and, thereafter, may denounce this Convention at the expiration of each period of ten years under the terms provided for in this Article.

Article 10

1. The Director-General of the International Labour Office shall notify all Members of the International Labour Organisation of the registration of all ratifications and denunciations communicated to him by the Members of the Organisation..

2. When notifying the Members of the Organisation of the registration of the second ratification communicated to him, the Director-General shall draw the attention of the Members of the Organisation to the date upon which the Convention will come into force.

Article 11

The Director-General of the International Labour Office shall communicate to the Secretary-General of the United Nations for registration in accordance with Article 102 of the Charter of the United Nations full particulars of all ratifications and acts of denunciation registered by him in accordance with the provisions of the preceding Articles.

Article 12

At such times as may consider necessary the Governing Body of the International Labour Office shall present to the General Conference a report on the working of this Convention and shall examine the desirability of placing on the agenda of the Conference the question of its revision in whole or in part.

Article 13

1. Should the Conference adopt a new Convention revising this Convention in whole or in part, then, unless the new Convention otherwise provides:

a) the ratification by a Member of the new revising Convention shall ipso jure involve the immediate denunciation of this Convention, notwithstanding the provisions of Article 9 above, if and when the new revising Convention shall have come into force;

b) as from the date when the new revising Convention comes into force this Convention shall cease to be open to ratification by the Members.

2. This Convention shall in any case remain in force in its actual form and content for those Members which have ratified it but have not ratified the revising Convention.

Article 14

The English and French versions of the text of this Convention are equally authoritative.

Cross references

Supplemented: C143 complemented by Migrant Workers Convention, 1975

C29 Forced Labour Convention, 1930

Convention concerning Forced or Compulsory Labour (Note: Date of coming into force: 01:05:1932.)
Convention:C029
Place:Geneva
Session of the Conference:14
Date of adoption:28:06:1930
See the ratifications for this Convention
Display the document in: French Spanish

The General Conference of the International Labour Organisation,

Having been convened at Geneva by the Governing Body of the International Labour Office, and having met in its Fourteenth Session on 10 June 1930, and

Having decided upon the adoption of certain proposals with regard to forced or compulsory labour, which is included in the first item on the agenda of the Session, and

Having determined that these proposals shall take the form of an international Convention,

adopts the twenty-eighth day of June of the year one thousand nine hundred and thirty, the following Convention, which may be cited as the Forced Labour Convention, 1930, for ratification by the Members of the International Labour Organisation in accordance with the provisions of the Constitution of the International Labour Organisation:

Article 1

1. Each Member of the International Labour Organisation which ratifies this Convention undertakes to suppress the use of forced or compulsory labour in all its forms within the shortest possible period.

2. With a view to this complete suppression, recourse to forced or compulsory labour may be had, during the transitional period, for public purposes only and as an exceptional measure, subject to the conditions and guarantees hereinafter provided.

3. At the expiration of a period of five years after the coming into force of this Convention, and when the Governing Body of the International Labour Office prepares the report provided for in Article 31 below, the said Governing Body shall consider the possibility of the suppression of forced or compulsory labour in all its forms without a further transitional period and the desirability of placing this question on the agenda of the Conference.

Article 2

1. For the purposes of this Convention the term *forced or compulsory labour* shall mean all work or service which is exacted from any person under the menace of any penalty and for which the said person has not offered himself voluntarily.

2. Nevertheless, for the purposes of this Convention, the term *forced or compulsory labour* shall not include--

(a) any work or service exacted in virtue of compulsory military service laws for work of a purely military character;

(b) any work or service which forms part of the normal civic obligations of the citizens of a fully self-governing country;

(c) any work or service exacted from any person as a consequence of a conviction in a court of law, provided that the said work or service is carried out under the supervision and control of a public authority and that the said person is not hired to or placed at the disposal of private individuals, companies or associations;

(d) any work or service exacted in cases of emergency, that is to say, in the event of war or of a calamity or threatened calamity, such as fire, flood, famine, earthquake, violent epidemic or epizootic diseases, invasion by animal, insect or vegetable pests, and in general any circumstance that would endanger the existence or the well-being of the whole or part of the population;

(e) minor communal services of a kind which, being performed by the members of the community in the direct interest of the said community, can therefore be considered as normal civic obligations incumbent upon the members of the community, provided that the members of the community or their direct representatives shall have the right to be consulted in regard to the need for such services.

Article 3

For the purposes of this Convention the term *competent authority* shall mean either an authority of the metropolitan country or the highest central authority in the territory concerned.

Article 4

1. The competent authority shall not impose or permit the imposition of forced or compulsory labour for the benefit of private individuals, companies or associations.

2. Where such forced or compulsory labour for the benefit of private individuals, companies or associations exists at the date on which a Member's ratification of this Convention is registered by the Director-General of the International Labour Office, the Member shall completely suppress such forced or compulsory labour from the date on which this Convention comes into force for that Member.

Article 5

1. No concession granted to private individuals, companies or associations shall involve any form of forced or compulsory labour for the production or the collection of products which such private individuals, companies or associations utilise or in which they trade.

2. Where concessions exist containing provisions involving such forced or compulsory labour, such provisions shall be rescinded as soon as possible, in order to comply with Article 1 of this Convention.

Article 6

Officials of the administration, even when they have the duty of encouraging the populations under their charge to engage in some form of labour, shall not put constraint upon the said populations or upon any individual members thereof to work for private individuals, companies or associations.

Article 7

1. Chiefs who do not exercise administrative functions shall not have recourse to forced or compulsory labour.

2. Chiefs who exercise administrative functions may, with the express permission of the competent authority, have recourse to forced or compulsory labour, subject to the provisions of Article 10 of this Convention.

3. Chiefs who are duly recognised and who do not receive adequate remuneration in other forms may have the enjoyment of personal services, subject to due regulation and provided that all necessary measures are taken to prevent abuses.

Article 8

1. The responsibility for every decision to have recourse to forced or compulsory labour shall rest with the highest civil authority in the territory concerned.

2. Nevertheless, that authority may delegate powers to the highest local authorities to exact forced or compulsory labour which does not involve the removal of the workers from their place of habitual residence. That authority may also delegate, for such periods and subject to such conditions as may be laid down in the regulations provided for in Article 23 of this Convention, powers to the highest local authorities to exact forced or compulsory labour which involves the removal of the workers from their place of habitual residence for the purpose of facilitating the movement of officials of the administration, when on duty, and for the transport of Government stores.

Article 9

Except as otherwise provided for in Article 10 of this Convention, any authority competent to exact forced or compulsory labour shall, before deciding to have recourse to such labour, satisfy itself--

(a) that the work to be done or the service to be rendered is of important direct interest for the community called upon to do work or render the service;

(b) that the work or service is of present or imminent necessity;

(c) that it has been impossible to obtain voluntary labour for carrying out the work or rendering the service by the offer of rates of wages and conditions of labour not less favourable than those prevailing in the area concerned for similar work or service; and

(d) that the work or service will not lay too heavy a burden upon the present population, having regard to the labour available and its capacity to undertake the work.

Article 10

1. Forced or compulsory labour exacted as a tax and forced or compulsory labour to which recourse is had for the execution of public works by chiefs who exercise administrative functions shall be progressively abolished.

2. Meanwhile, where forced or compulsory labour is exacted as a tax, and where recourse is had to forced or compulsory labour for the execution of public works by chiefs who exercise administrative functions, the authority concerned shall first satisfy itself--

(a) that the work to be done or the service to be rendered is of important direct interest for the community called upon to do the work or render the service;

(b) that the work or the service is of present or imminent necessity;

(c) that the work or service will not lay too heavy a burden upon the present population, having regard to the labour available and its capacity to undertake the work;

(d) that the work or service will not entail the removal of the workers from their place of habitual residence;

(e) that the execution of the work or the rendering of the service will be directed in accordance with the exigencies of religion, social life and agriculture.

Article 11

1. Only adult able-bodied males who are of an apparent age of not less than 18 and not more than 45 years may be called upon for forced or compulsory labour. Except in respect of the kinds of labour provided for in Article 10 of this Convention, the following limitations and conditions shall apply:

(a) whenever possible prior determination by a medical officer appointed by the administration that the persons concerned are not suffering from any infectious or contagious disease and that they are physically fit for the work required and for the conditions under which it is to be carried out;

(b) exemption of school teachers and pupils and officials of the administration in general;.

(c) the maintenance in each community of the number of adult able-bodied men indispensable for family and social life;

(d) respect for conjugal and family ties.

2. For the purposes of subparagraph (c) of the preceding paragraph, the regulations provided for in Article 23 of this Convention shall fix the proportion of the resident adult able-bodied males who may be taken at any one time for forced or compulsory labour,

provided always that this proportion shall in no case exceed 25 per cent. In fixing this proportion the competent authority shall take account of the density of the population, of its social and physical development, of the seasons, and of the work which must be done by the persons concerned on their own behalf in their locality, and, generally, shall have regard to the economic and social necessities of the normal life of the community concerned.

Article 12

1. The maximum period for which any person may be taken for forced or compulsory labour of all kinds in any one period of twelve months shall not exceed sixty days, including the time spent in going to and from the place of work.

2. Every person from whom forced or compulsory labour is exacted shall be furnished with a certificate indicating the periods of such labour which he has completed.

Article 13

1. The normal working hours of any person from whom forced or compulsory labour is exacted shall be the same as those prevailing in the case of voluntary labour, and the hours worked in excess of the normal working hours shall be remunerated at the rates prevailing in the case of overtime for voluntary labour.

2. A weekly day of rest shall be granted to all persons from whom forced or compulsory labour of any kind is exacted and this day shall coincide as far as possible with the day fixed by tradition or custom in the territories or regions concerned.

Article 14

1. With the exception of the forced or compulsory labour provided for in Article 10 of this Convention, forced or compulsory labour of all kinds shall be remunerated in cash at rates not less than those prevailing for similar kinds of work either in the district in which the labour is employed or in the district from which the labour is recruited, whichever may be the higher.

2. In the case of labour to which recourse is had by chiefs in the exercise of their administrative functions, payment of wages in accordance with the provisions of the preceding paragraph shall be introduced as soon as possible. 3. The wages shall be paid to each worker individually and not to his tribal chief or to any other authority.

4. For the purpose of payment of wages the days spent in travelling to and from the place of work shall be counted as working days.

5. Nothing in this Article shall prevent ordinary rations being given as a part of wages, such rations to be at least equivalent in value to the money payment they are taken to represent, but deductions from wages shall not be made either for the payment of taxes or for special food, clothing or accommodation supplied to a worker for the purpose of maintaining him in a fit condition to carry on his work under the special conditions of any employment, or for the supply of tools.

Article 15

1. Any laws or regulations relating to workmen's compensation for accidents or sickness arising out of the employment of the worker and any laws or regulations providing compensation for the dependants of deceased or incapacitated workers which are or shall be in force in the territory concerned shall be equally applicable to persons from whom forced or compulsory labour is exacted and to voluntary workers.

2. In any case it shall be an obligation on any authority employing any worker on forced or compulsory labour to ensure the subsistence of any such worker who, by accident or sickness arising out of his employment, is rendered wholly or partially incapable of providing for himself, and to take measures to ensure the maintenance of any persons actually dependent upon such a worker in the event of his incapacity or decease arising out of his employment.

Article 16

1. Except in cases of special necessity, persons from whom forced or compulsory labour is exacted shall not be transferred to districts where the food and climate differ so considerably from those to which they have been accustomed as to endanger their health.

2. In no case shall the transfer of such workers be permitted unless all measures relating to hygiene and accommodation which are necessary to adapt such workers to the conditions and to safeguard their health can be strictly applied.

3. When such transfer cannot be avoided, measures of gradual habituation to the new conditions of diet and of climate shall be adopted on competent medical advice.

4. In cases where such workers are required to perform regular work to which they are not accustomed, measures shall be taken to ensure their habituation to it, especially as regards progressive training, the hours of work and the provision of rest intervals, and any increase or amelioration of diet which may be necessary.

Article 17

Before permitting recourse to forced or compulsory labour for works of construction or maintenance which entail the workers remaining at the workplaces for considerable periods, the competent authority shall satisfy itself--

(1) that all necessary measures are taken to safeguard the health of the workers and to guarantee the necessary medical care, and, in particular, (a) that the workers are medically examined before commencing the work and at fixed intervals during the period of service, (b) that there is an adequate medical staff, provided with the dispensaries, infirmaries, hospitals and equipment necessary to meet all requirements, and (c) that the sanitary conditions of the workplaces, the supply of drinking water, food, fuel, and cooking utensils, and, where necessary, of housing and clothing, are satisfactory;

(2) that definite arrangements are made to ensure the subsistence of the families of the

workers, in particular by facilitating the remittance, by a safe method, of part of the wages to the family, at the request or with the consent of the workers;

(3) that the journeys of the workers to and from the work-places are made at the expense and under the responsibility of the administration, which shall facilitate such journeys by making the fullest use of all available means of transport;

(4) that, in case of illness or accident causing incapacity to work of a certain duration, the worker is repatriated at the expense of the administration;

(5) that any worker who may wish to remain as a voluntary worker at the end of his period of forced or compulsory labour is permitted to do so without, for a period of two years, losing his right to repatriation free of expense to himself.

Article 18

1. Forced or compulsory labour for the transport of persons or goods, such as the labour of porters or boatmen, shall be abolished within the shortest possible period. Meanwhile the competent authority shall promulgate regulations determining, inter alia, (a) that such labour shall only be employed for the purpose of facilitating the movement of officials of the administration, when on duty, or for the transport of Government stores, or, in cases of very urgent necessity, the transport of persons other than officials, (b) that the workers so employed shall be medically certified to be physically fit, where medical examination is possible, and that where such medical examination is not practicable the person employing such workers shall be held responsible for ensuring that they are physically fit and not suffering from any infectious or contagious disease, (c) the maximum load which these workers may carry, (d) the maximum distance from their homes to which they may be taken, (e) the maximum number of days per month or other period for which they may be taken, including the days spent in returning to their homes, and (f) the persons entitled to demand this form of forced or compulsory labour and the extent to which they are entitled to demand it.

2. In fixing the maxima referred to under (c), (d) and (e) in the foregoing paragraph, the competent authority shall have regard to all relevant factors, including the physical development of the population from which the workers are recruited, the nature of the country through which they must travel and the climatic conditions.

3. The competent authority shall further provide that the normal daily journey of such workers shall not exceed a distance corresponding to an average working day of eight hours, it being understood that account shall be taken not only of the weight to be carried and the distance to be covered, but also of the nature of the road, the season and all other relevant factors, and that, where hours of journey in excess of the normal daily journey are exacted, they shall be remunerated at rates higher than the normal rates.

Article 19

1. The competent authority shall only authorise recourse to compulsory cultivation as a method of precaution against famine or a deficiency of food supplies and always under the condition that the food or produce shall remain the property of the individuals or the

community producing it.

2. Nothing in this Article shall be construed as abrogating the obligation on members of a community, where production is organised on a communal basis by virtue of law or custom and where the produce or any profit accruing from the sale thereof remain the property of the community, to perform the work demanded by the community by virtue of law or custom.

Article 20

Collective punishment laws under which a community may be punished for crimes committed by any of its members shall not contain provisions for forced or compulsory labour by the community as one of the methods of punishment.

Article 21

Forced or compulsory labour shall not be used for work underground in mines.

Article 22

The annual reports that Members which ratify this Convention agree to make to the International Labour Office, pursuant to the provisions of article 22 of the Constitution of the International Labour Organisation, on the measures they have taken to give effect to the provisions of this Convention, shall contain as full information as possible, in respect of each territory concerned, regarding the extent to which recourse has been had to forced or compulsory labour in that territory, the purposes for which it has been employed, the sickness and death rates, hours of work, methods of payment of wages and rates of wages, and any other relevant information.

Article 23

1. To give effect to the provisions of this Convention the competent authority shall issue complete and precise regulations governing the use of forced or compulsory labour.

2. These regulations shall contain, inter alia, rules permitting any person from whom forced or compulsory labour is exacted to forward all complaints relative to the conditions of labour to the authorities and ensuring that such complaints will be examined and taken into consideration.

Article 24

Adequate measures shall in all cases be taken to ensure that the regulations governing the employment of forced or compulsory labour are strictly applied, either by extending the duties of any existing labour inspectorate which has been established for the inspection of voluntary labour to cover the inspection of forced or compulsory labour or in some other appropriate manner. Measures shall also be taken to ensure that the regulations are brought to the knowledge of persons from whom such labour is exacted.

Article 25

The illegal exaction of forced or compulsory labour shall be punishable as a penal offence, and it shall be an obligation on any Member ratifying this Convention to ensure that the penalties imposed by law are really adequate and are strictly enforced.

Article 26

1. Each Member of the International Labour Organisation which ratifies this Convention undertakes to apply it to the territories placed under its sovereignty, jurisdiction, protection, suzerainty, tutelage or authority, so far as it has the right to accept obligations affecting matters of internal jurisdiction; provided that, if such Member may desire to take advantage of the provisions of article 35 of the Constitution of the International Labour Organisation, it shall append to its ratification a declaration stating--

(1) the territories to which it intends to apply the provisions of this Convention without modification;

(2) the territories to which it intends to apply the provisions of this Convention with modifications, together with details of the said modifications;

(3) the territories in respect of which it reserves its decision.

2. The aforesaid declaration shall be deemed to be an integral part of the ratification and shall have the force of ratification. It shall be open to any Member, by a subsequent declaration, to cancel in whole or in part the reservations made, in pursuance of the provisions of subparagraphs (2) and (3) of this Article, in the original declaration.

Article 27

The formal ratifications of this Convention under the conditions set forth in the Constitution of the International Labour Organisation shall be communicated to the Director-General of the International Labour Office for Registration.

Article 28

1. This Convention shall be binding only upon those Members whose ratifications have been registered with the International Labour Office.

2. It shall come into force twelve months after the date on which the ratifications of two members of the International Labour Organisation have been registered with the Director-General.

3. Thereafter, this Convention shall come into force for any Member twelve months after the date on which its ratification has been registered.

Article 29

As soon as the ratifications of two Members of the International Labour Organisation have been registered with the International Labour Office, the Director-General of the International Labour Office shall so notify all the Members of the International Labour

Organisation. He shall likewise notify them of the registration of ratifications which may be communicated subsequently by other Members of the Organisation.

Article 30

1. A Member which has ratified this Convention may denounce it after the expiration of ten years from the date on which the Convention first comes into force, by an Act communicated to the Director-General of the International Labour Office for registration. Such denunciation shall not take effect until one year after the date on which it is registered with the International Labour Office.

2. Each member which has ratified this Convention and which does not, within the year following the expiration of the period of ten years mentioned in the preceding paragraph, exercise the right of denunciation provided for in this Article, will be bound for another period of five years and, thereafter, may denounce this Convention at the expiration of each period of five years under the terms provided for in this Article.

Article 31

At the expiration of each period of five years after the coming into force of this Convention, the Governing Body of the International Labour Office shall present to the General Conference a report on the working of this Convention and shall consider the desirability of placing on the agenda of the Conference the question of its revision in whole or in part.

Article 32

1. Should the Conference adopt a new Convention revising this Convention in whole or in part, the ratification by a Member of the new revising Convention shall ipso jure involve denunciation of this Convention without any requirement of delay, notwithstanding the provisions of Article 30 above, if and when the new revising Convention shall have come into force.

2. As from the date of the coming into force of the new revising Convention, the present Convention shall cease to be open to ratification by the Members.

3. Nevertheless, this Convention shall remain in force in its actual form and content for those Members which have ratified it but have not ratified the revising convention.

Article 33

The French and English texts of this Convention shall both be authentic.

Cross references

Constitution: 22:article 22 of the Constitution of the International Labour Organisation
Constitution: 35:article 35 of the Constitution of the International Labour Organisation

---

For further information, please contact the International Labour Standards Department (NORMES) at Tel: +41.22.799.7149, Fax: +41.22.799.7139 or by email: (polnorm@ilo.org)

C105 Abolition of Forced Labour Convention, 1957

Convention concerning the Abolition of Forced Labour (Note: Date of coming into force: 17:01:1959.)
Convention:C105
Place:Geneva
Session of the Conference:40
Date of adoption:25:06:1957
See the ratifications for this Convention
Display the document in: French Spanish

The General Conference of the International Labour Organisation,

Having been convened at Geneva by the Governing Body of the International Labour Office, and having met in its Fortieth Session on 5 June 1957, and

Having considered the question of forced labour, which is the fourth item on the agenda of the session, and

Having noted the provisions of the Forced Labour Convention, 1930, and

Having noted that the Slavery Convention, 1926, provides that all necessary measures shall be taken to prevent compulsory or forced labour from developing into conditions analogous to slavery and that the Supplementary Convention on the Abolition of Slavery, the Slave Trade and Institutions and Practices Similar to Slavery, 1956, provides for the complete abolition of debt bondage and serfdom, and

Having noted that the Protection of Wages Convention, 1949, provides that wages shall be paid regularly and prohibits methods of payment which deprive the worker of a genuine possibility of terminating his employment, and

Having decided upon the adoption of further proposals with regard to the abolition of certain forms of forced or compulsory labour constituting a violation of the rights of man referred to in the Charter of the United Nations and enunciated by the Universal Declaration of Human Rights, and

Having determined that these proposals shall take the form of an international Convention,

adopts the twenty-fifth day of June of the year one thousand nine hundred and fifty-seven, the following Convention, which may be cited as the Abolition of Forced Labour Convention, 1957:

Article 1

Each Member of the International Labour Organisation which ratifies this Convention undertakes to suppress and not to make use of any form of forced or compulsory labour--

(a) as a means of political coercion or education or as a punishment for holding or expressing political views or views ideologically opposed to the established political, social or economic system;

(b) as a method of mobilising and using labour for purposes of economic development;

(c) as a means of labour discipline;

(d) as a punishment for having participated in strikes;

(e) as a means of racial, social, national or religious discrimination.

Article 2

Each Member of the International Labour Organisation which ratifies this Convention undertakes to take effective measures to secure the immediate and complete abolition of forced or compulsory labour as specified in Article 1 of this Convention.

Article 3

The formal ratifications of this Convention shall be communicated to the Director-General of the International Labour Office for registration.

Article 4

1. This Convention shall be binding only upon those Members of the International Labour Organisation whose ratifications have been registered with the Director-General.

2. It shall come into force twelve months after the date on which the ratifications of two Members have been registered with the Director-General.

3. Thereafter, this Convention shall come into force for any Member twelve months after the date on which its ratifications has been registered.

Article 5

1. A Member which has ratified this Convention may denounce it after the expiration of ten years from the date on which the Convention first comes into force, by an Act communicated to the Director-General of the International Labour Office for registration. Such denunciation should not take effect until one year after the date on which it is registered.

2. Each Member which has ratified this Convention and which does not, within the year following the expiration of the period of ten years mentioned in the preceding paragraph, exercise the right of denunciation provided for in this Article, will be bound for another period of ten years and, thereafter, may denounce this Convention at the expiration of each period of ten years under the terms provided for in this Article.

Article 6

1. The Director-General of the International Labour Office shall notify all Members of the International Labour Organisation of the registration of all ratifications and denunciations communicated to him by the Members of the Organisation.

2. When notifying the Members of the Organisation of the registration of the second ratification communicated to him, the Director-General shall draw the attention of the Members of the Organisation to the date upon which the Convention will come into force.

Article 7

The Director-General of the International Labour Office shall communicate to the Secretary-General of the United Nations for registration in accordance with Article 102 of the Charter of the United Nations full particulars of all ratifications and acts of denunciation registered by him in accordance with the provisions of the preceding Articles.

Article 8

At such times as may consider necessary the Governing Body of the International Labour Office shall present to the General Conference a report on the working of this Convention and shall examine the desirability of placing on the agenda of the Conference the question of its revision in whole or in part.

Article 9

1. Should the Conference adopt a new Convention revising this Convention in whole or in part, then, unless the new Convention otherwise provides:

a) the ratification by a Member of the new revising Convention shall ipso jure involve the immediate denunciation of this Convention, notwithstanding the provisions of Article 5 above, if and when the new revising Convention shall have come into force;

b) as from the date when the new revising Convention comes into force this Convention shall cease to be open to ratification by the Members.

2. This Convention shall in any case remain in force in its actual form and content for those Members which have ratified it but have not ratified the revising Convention.

Article 10

The English and French versions of the text of this Convention are equally authoritative.

Cross references

Conventions: C029 Forced Labour Convention, 1930
Conventions: C095 Protection of Wages Convention, 1949

ILO Home NORMES home ILOLEX home Universal Query NATLEX

For further information, please contact the International Labour Standards Department (NORMES) at Tel: +41.22.799.7149, Fax: +41.22.799.7139 or by email: (polnorm@ilo.org)

C138 Minimum Age Convention, 1973

Convention concerning Minimum Age for Admission to Employment (Note: Date of coming into force: 19:06:1976.)
Convention:C138
Place:Geneva
Session of the Conference:58
Date of adoption:26:06:1973
See the ratifications for this Convention
Display the document in: French Spanish

The General Conference of the International Labour Organisation,

Having been convened at Geneva by the Governing Body of the International Labour Office, and having met in its Fifty-eighth Session on 6 June 1973, and

Having decided upon the adoption of certain proposals with regard to minimum age for admission to employment, which is the fourth item on the agenda of the session, and

Noting the terms of the Minimum Age (Industry) Convention, 1919, the Minimum Age (Sea) Convention, 1920, the Minimum Age (Agriculture) Convention, 1921, the Minimum Age (Trimmers and Stokers) Convention, 1921, the Minimum Age (Non-Industrial Employment) Convention, 1932, the Minimum Age (Sea) Convention (Revised), 1936, the Minimum Age (Industry) Convention (Revised), 1937, the Minimum Age (Non-Industrial Employment) Convention (Revised), 1937, the Minimum Age (Fishermen) Convention, 1959, and the Minimum Age (Underground Work) Convention, 1965, and

Considering that the time has come to establish a general instrument on the subject, which would gradually replace the existing ones applicable to limited economic sectors, with a view to achieving the total abolition of child labour, and

Having determined that these proposals shall take the form of an international Convention,

adopts the twenty-sixth day of June of the year one thousand nine hundred and seventy-three, the following Convention, which may be cited as the Minimum Age Convention, 1973:

Article 1

Each Member for which this Convention is in force undertakes to pursue a national policy designed to ensure the effective abolition of child labour and to raise progressively the minimum age for admission to employment or work to a level consistent with the fullest physical and mental development of young persons.

Article 2

1. Each Member which ratifies this Convention shall specify, in a declaration appended to its ratification, a minimum age for admission to employment or work within its territory and on means of transport registered in its territory; subject to Articles 4 to 8 of this Convention, no one under that age shall be admitted to employment or work in any occupation.

2. Each Member which has ratified this Convention may subsequently notify the Director-General of the International Labour Office, by further declarations, that it specifies a minimum age higher than that previously specified.

3. The minimum age specified in pursuance of paragraph 1 of this Article shall not be less than the age of completion of compulsory schooling and, in any case, shall not be less than 15 years.

4. Notwithstanding the provisions of paragraph 3 of this Article, a Member whose economy and educational facilities are insufficiently developed may, after consultation with the organisations of employers and workers concerned, where such exist, initially specify a minimum age of 14 years.

5. Each Member which has specified a minimum age of 14 years in pursuance of the provisions of the preceding paragraph shall include in its reports on the application of this Convention submitted under article 22 of the constitution of the International Labour Organisation a statement--

(a) that its reason for doing so subsists; or

(b) that it renounces its right to avail itself of the provisions in question as from a stated date.

Article 3

1. The minimum age for admission to any type of employment or work which by its nature or the circumstances in which it is carried out is likely to jeopardise the health, safety or morals of young persons shall not be less than 18 years.

2. The types of employment or work to which paragraph 1 of this Article applies shall be determined by national laws or regulations or by the competent authority, after consultation with the organisations of employers and workers concerned, where such exist.

3. Notwithstanding the provisions of paragraph 1 of this Article, national laws or regulations or the competent authority may, after consultation with the organisations of employers and workers concerned, where such exist, authorise employment or work as from the age of 16 years on condition that the health, safety and morals of the young persons concerned are fully protected and that the young persons have received adequate specific instruction or vocational training in the relevant branch of activity.

Article 4

1. In so far as necessary, the competent authority, after consultation with the organisations of employers and workers concerned, where such exist, may exclude from the application of this Convention limited categories of employment or work in respect of which special and substantial problems of application arise.

2. Each Member which ratifies this Convention shall list in its first report on the application of the Convention submitted under article 22 of the Constitution of the International Labour Organisation any categories which may have been excluded in

pursuance of paragraph 1 of this Article, giving the reasons for such exclusion, and shall state in subsequent reports the position of its law and practice in respect of the categories excluded and the extent to which effect has been given or is proposed to be given to the Convention in respect of such categories.

3. Employment or work covered by Article 3 of this Convention shall not be excluded from the application of the Convention in pursuance of this Article.

Article 5

1. A Member whose economy and administrative facilities are insufficiently developed may, after consultation with the organisations of employers and workers concerned, where such exist, initially limit the scope of application of this Convention.

2. Each Member which avails itself of the provisions of paragraph 1 of this Article shall specify, in a declaration appended to its ratification, the branches of economic activity or types of undertakings to which it will apply the provisions of the Convention.

3. The provisions of the Convention shall be applicable as a minimum to the following: mining and quarrying; manufacturing; construction; electricity, gas and water; sanitary services; transport, storage and communication; and plantations and other agricultural undertakings mainly producing for commercial purposes, but excluding family and small-scale holdings producing for local consumption and not regularly employing hired workers.

4. Any Member which has limited the scope of application of this Convention in pursuance of this Article--

(a) shall indicate in its reports under article 22 of the Constitution of the International Labour Organisation the general position as regards the employment or work of young persons and children in the branches of activity which are excluded from the scope of application of this Convention and any progress which may have been made towards wider application of the provisions of the Convention;

(b) may at any time formally extend the scope of application by a declaration addressed to the Director-General of the International Labour Office.

Article 6

This Convention does not apply to work done by children and young persons in schools for general, vocational or technical education or in other training institutions, or to work done by persons at least 14 years of age in undertakings, where such work is carried out in accordance with conditions prescribed by the competent authority, after consultation with the organisations of employers and workers concerned, where such exist, and is an integral part of--

(a) a course of education or training for which a school or training institution is primarily responsible;

(b) a programme of training mainly or entirely in an undertaking, which programme has been approved by the competent authority; or

(c) a programme of guidance or orientation designed to facilitate the choice of an occupation or of a line of training.

Article 7

1. National laws or regulations may permit the employment or work of persons 13 to 15 years of age on light work which is--

(a) not likely to be harmful to their health or development; and

(b) not such as to prejudice their attendance at school, their participation in vocational orientation or training programmes approved by the competent authority or their capacity to benefit from the instruction received.

2. National laws or regulations may also permit the employment or work of persons who are at least 15 years of age but have not yet completed their compulsory schooling on work which meets the requirements set forth in sub-paragraphs (a) and (b) of paragraph 1 of this Article.

3. The competent authority shall determine the activities in which employment or work may be permitted under paragraphs 1 and 2 of this Article and shall prescribe the number of hours during which and the conditions in which such employment or work may be undertaken.

4. Notwithstanding the provisions of paragraphs 1 and 2 of this Article, a Member which has availed itself of the provisions of paragraph 4 of Article 2 may, for as long as it continues to do so, substitute the ages 12 and 14 for the ages 13 and 15 in paragraph 1 and the age 14 for the age 15 in paragraph 2 of this Article.

Article 8

1. After consultation with the organisations of employers and workers concerned, where such exist, the competent authority may, by permits granted in individual cases, allow exceptions to the prohibition of employment or work provided for in Article 2 of this Convention, for such purposes as participation in artistic performances.

2. Permits so granted shall limit the number of hours during which and prescribe the conditions in which employment or work is allowed.

Article 9

1. All necessary measures, including the provision of appropriate penalties, shall be taken by the competent authority to ensure the effective enforcement of the provisions of this Convention.

2. National laws or regulations or the competent authority shall define the persons responsible for compliance with the provisions giving effect to the Convention.

3. National laws or regulations or the competent authority shall prescribe the registers or other documents which shall be kept and made available by the employer; such

registers or documents shall contain the names and ages or dates of birth, duly certified wherever possible, of persons whom he employs or who work for him and who are less than 18 years of age.

Article 10

1. This Convention revises, on the terms set forth in this Article, the Minimum Age (Industry) Convention, 1919, the Minimum Age (Sea) Convention, 1920, the Minimum Age (Agriculture) Convention, 1921, the Minimum Age (Trimmers and Stokers) Convention, 1921, the Minimum Age (Non-Industrial Employment) Convention, 1932, the Minimum Age (Sea) Convention (Revised), 1936, the Minimum Age (Industry) Convention (Revised), 1937, the Minimum Age (Non-Industrial Employment) Convention (Revised), 1937, the Minimum Age (Fishermen) Convention, 1959, and the Minimum Age (Underground Work) Convention, 1965.

2. The coming into force of this Convention shall not close the Minimum Age (Sea) Convention (Revised), 1936, the Minimum Age (Industry) Convention (Revised), 1937, the Minimum Age (Non-Industrial Employment) Convention (Revised), 1937, the Minimum Age (Fishermen) Convention, 1959, or the Minimum Age (Underground Work) Convention, 1965, to further ratification.

3. The Minimum Age (Industry) Convention, 1919, the Minimum Age (Sea) Convention, 1920, the Minimum Age (Agriculture) Convention, 1921, and the Minimum Age (Trimmers and Stokers) Convention, 1921, shall be closed to further ratification when all the parties thereto have consented to such closing by ratification of this Convention or by a declaration communicated to the Director-General of the International Labour Office.

4. When the obligations of this Convention are accepted--

(a) by a Member which is a party to the Minimum Age (Industry) Convention (Revised), 1937, and a minimum age of not less than 15 years is specified in pursuance of Article 2 of this Convention, this shall ipso jure involve the immediate denunciation of that Convention,

(b) in respect of non-industrial employment as defined in the Minimum Age (Non-Industrial Employment) Convention, 1932, by a Member which is a party to that Convention, this shall ipso jure involve the immediate denunciation of that Convention,

(c) in respect of non-industrial employment as defined in the Minimum Age (Non-Industrial Employment) Convention (Revised), 1937, by a Member which is a party to that Convention, and a minimum age of not less than 15 years is specified in pursuance of Article 2 of this Convention, this shall ipso jure involve the immediate denunciation of that Convention,

(d) in respect of maritime employment, by a Member which is a party to the Minimum Age (Sea) Convention (Revised), 1936, and a minimum age of not less than 15 years is specified in pursuance of Article 2 of this Convention or the Member specifies that Article 3 of this Convention applies to maritime employment, this shall ipso jure involve the immediate denunciation of that Convention,

(e) in respect of employment in maritime fishing, by a Member which is a party to the Minimum Age (Fishermen) Convention, 1959, and a minimum age of not less than 15 years is specified in pursuance of Article 2 of this Convention or the Member specifies that Article 3 of this Convention applies to employment in maritime fishing, this shall ipso jure involve the immediate denunciation of that Convention,

(f) by a Member which is a party to the Minimum Age (Underground Work) Convention, 1965, and a minimum age of not less than the age specified in pursuance of that Convention is specified in pursuance of Article 2 of this Convention or the Member specifies that such an age applies to employment underground in mines in virtue of Article 3 of this Convention, this shall ipso jure involve the immediate denunciation of that Convention, if and when this Convention shall have come into force.

5. Acceptance of the obligations of this Convention--

(a) shall involve the denunciation of the Minimum Age (Industry) Convention, 1919, in accordance with Article 12 thereof,

(b) in respect of agriculture shall involve the denunciation of the Minimum Age (Agriculture) Convention, 1921, in accordance with Article 9 thereof,

(c) in respect of maritime employment shall involve the denunciation of the Minimum Age (Sea) Convention, 1920, in accordance with Article 10 thereof, and of the Minimum Age (Trimmers and Stokers) Convention, 1921, in accordance with Article 12 thereof, if and when this Convention shall have come into force.

Article 11

The formal ratifications of this Convention shall be communicated to the Director-General of the International Labour Office for registration.

Article 12

1. This Convention shall be binding only upon those Members of the International Labour Organisation whose ratifications have been registered with the Director-General.

2. It shall come into force twelve months after the date on which the ratifications of two Members have been registered with the Director-General.

3. Thereafter, this Convention shall come into force for any Member twelve months after the date on which its ratifications has been registered.

Article 13

1. A Member which has ratified this Convention may denounce it after the expiration of ten years from the date on which the Convention first comes into force, by an Act communicated to the Director-General of the International Labour Office for registration. Such denunciation should not take effect until one year after the date on which it is registered.

2. Each Member which has ratified this Convention and which does not, within the year following the expiration of the period of ten years mentioned in the preceding paragraph, exercise the right of denunciation provided for in this Article, will be bound for another period of ten years and, thereafter, may denounce this Convention at the expiration of each period of ten years under the terms provided for in this Article.

Article 14

1. The Director-General of the International Labour Office shall notify all Members of the International Labour Organisation of the registration of all ratifications and denunciations communicated to him by the Members of the Organisation.

2. When notifying the Members of the Organisation of the registration of the second ratification communicated to him, the Director-General shall draw the attention of the Members of the Organisation to the date upon which the Convention will come into force.

Article 15

The Director-General of the International Labour Office shall communicate to the Secretary-General of the United Nations for registration in accordance with Article 102 of the Charter of the United Nations full particulars of all ratifications and acts of denunciation registered by him in accordance with the provisions of the preceding Articles.

Article 16

At such times as may consider necessary the Governing Body of the International Labour Office shall present to the General Conference a report on the working of this Convention and shall examine the desirability of placing on the agenda of the Conference the question of its revision in whole or in part.

Article 17

1. Should the Conference adopt a new Convention revising this Convention in whole or in part, then, unless the new Convention otherwise provides:

a) the ratification by a Member of the new revising Convention shall ipso jure involve the immediate denunciation of this Convention, notwithstanding the provisions of Article 13 above, if and when the new revising Convention shall have come into force;

b) as from the date when the new revising Convention comes into force this Convention shall cease to be open to ratification by the Members.

2. This Convention shall in any case remain in force in its actual form and content for those Members which have ratified it but have not ratified the revising Convention.

Article 18

The English and French versions of the text of this Convention are equally authoritative.

Cross references

Conventions: C005 Minimum Age (Industry) Convention, 1919
Conventions: C007 Minimum Age (Sea) Convention, 1920
Conventions: C010 Minimum Age (Agriculture) Convention, 1921
Conventions: C015 Minimum Age (Trimmers and Stokers) Convention, 1921
Conventions: C033 Minimum Age (Non-Industrial Employment) Convention, 1932
Conventions: C058 Minimum Age (Sea) Convention Revised), 1936
Conventions: C059 Minimum Age (Industry) Convention Revised), 1937
Conventions: C060 Minimum Age (Non-Industrial Employment) Convention Revised), 1937
Conventions: C112 Minimum Age (Fishermen) Convention, 1959
Conventions: C123 Minimum Age (Underground Work) Convention, 1965
Constitution: 22:article 22 of the constitution of the International Labour Organisation
Revised: C005 This Convention revises the Minimum Age (Industry) Convention, 1919
Revised: C007 This Convention revises the Minimum Age (Sea) Convention, 1920
Revised: C010 This Convention revises the Minimum Age (Agriculture) Convention 1921
Revised: C015 This Convention revises the Minimum Age (Trimmers and Stokers) Convention, 1921
Revised: C033 This Convention revises the Minimum Age (Non-Industrial Employment) Convention, 1932

Revised: C058 This Convention revises the Minimum Age (Sea) Convention (Revised), 1936
Revised: C059 This Convention revises the Minimum Age (Industry) Convention (Revised), 1937
Revised: C060 This Convention revises the Minimum Age (Non-Industrial Employment) Convention (Revised), 1937
Revised: C112 This Convention revises the Minimum Age (Fishermen) Convention, 1959
Revised: C123 This Convention revises the Minimum Age (Underground Work) Convention, 1965

ILO Home NORMES home ILOLEX home Universal Query NATLEX

EXHIBIT C

THE
STRIDE RITE®
CORPORATION



Vendor Terms of Engagement Policy

June 2001

POLICY STATEMENT

The Stride Rite Corporation has a strong heritage of corporate responsibility and of conducting business in a manner that reflects its Values & Practices. As we expand our sourcing base to more diverse cultures and countries, we must take special care in selecting global business partners whose practices are not incompatible with our Values.

We believe this is an important component of our corporate responsibility, which contributes to the success of our organization and growth of our brands and consumer base.

VENDOR PARTNERS TERMS OF ENGAGEMENT

The Terms of Engagement address issues that are substantially controllable by our Vendor Partners[1]. They assist us in selecting partners that follow standards and business practices consistent with our Values & Practices. Stride Rite expects our Vendor Partners to operate their facilities where the following standards and practices are followed.

1. Employment Standards

Stride Rite will only use facilities where workers are not exploited in any manner, are employed voluntarily, are not at risk of physical harm, fairly compensated, and allowed the right of free association.

Stride Rite expects its Vendor Partners to meet the following terms and conditions of employment:

[1] Vendor Partners are defined as third party contractors and suppliers and their subcontractors who provide labor and/or materials used in the manufacture and finishing of our products.

Wages and Benefits

Vendor Partners must provide wages and benefits that comply with all local prevailing standards and laws.

Working Hours

Vendor Partners shall maintain reasonable work hours in compliance with local prevailing work hours. Employees shall not work more hours in one week than allowed under local applicable law, and will be appropriately compensated for overtime. We favor Vendor Partners who utilize less than sixty (60) hour workweeks, and will not use contractors who, on a regularly scheduled basis, require workers to work in excess of a sixty (60) hour week. Employees shall be allowed at least one day off in seven (7) days.

Child Labor

Stride Rite will not tolerate the use of child labor in the manufacture of products it sells. We will not accept products from Vendor Partners that utilize in any manner child labor in their contracting, subcontracting or other relationships for the manufacture of their products. Stride Rite defines "child", for purposes of determining the use of child labor, as any one who is:

1. Less than 16 years of age; or
2. Younger than the compulsory age to be in school in the country the Vendor Partner is doing business. Stride Rite supports legitimate workplace apprenticeship education programs for younger people.

Prison Labor/Forced Labor

Vendor Partners shall maintain employment on a voluntary basis. Stride Rite will not accept products from Vendor Partners who utilize forced or prison labor in their contracting, subcontracting or other relationships for the manufacture of their products.

Discrimination

Stride Rite recognizes that cultural differences exist and different standards apply in various countries. However, we believe employment should be based on an individual's ability to do the job, rather than based on personal characteristics or beliefs.

Healthy & Safety

We will only use Vendor Partners who provide workers with a safe and healthy work environment. Facilities producing Stride Rite products shall provide adequate medical facilities, fire exits and safety equipment, well lit and ventilated work stations, clean restrooms, adequate safeguards against chemical contaminants and adequate living quarters, where necessary.

Disciplinary Practices

We will not use Vendor Partners who use corporal punishment or other forms of physical or mental coercion.

2. Concerns for the Environment

Stride Rite will only do business with Vendor Partners who share our commitment to the environment. We encourage our Partners to reduce excess packaging and to use non-toxic materials whenever possible.

3. Legal Standards

We expect our Vendor Partners to be law abiding as individuals and to comply with legal requirements relevant to the conduct of their business.

4. Community Involvement

We favor business relationships with those who share our long-standing commitment to improving our local community conditions.

RIGHT OF INSPECTION

To assure proper implementation and compliance with the standards set forth in this Terms of Engagement, Stride Rite or a third party designated by Stride Rite will conduct on-site inspections of production facilities, including but not limited to a (1) meeting with factory management; (2) visual factory observation; (3) interviewing factory workers; and (4) reviewing factory records. Any Vendor Partner who fails or refuses to comply with these standards is subject to immediate cancellation by Stride Rite of all of its outstanding Stride Rite orders with that Vendor Partner as well as refusal by Stride Rite to continue doing business in any manner with that Vendor Partner.

VENDOR ACKNOLWEDGEMENT

(To be reviewed and signed annually)

As an officer of ______________________________, a Vendor Partner of Stride Rite, I have read the principles and terms described in this document and understand that my company's business relationship with Stride Rite is based upon being in full compliance with these principles and terms.

I further understand that failure by a Vendor Partner t o abide by any of the terms and conditions stated herein may result in the immediate cancellation by Stride Rite of all outstanding orders with that Vendor Partner and refusal by Stride Rite to continue to do business in any manner with said Vendor Partner. I am signing this statement, as a corporate representative of ______________________, to acknowledge, accept and agree to abide by The Stride Rite Terms of Engagement for Vendor Partners set forth above. I hereby affirm that all actions, legal and corporate, to make this Agreement binding and enforceable against ______________________ have been complete.

____
Vendor Partner Company Name

____
Representative Name (Typed name)

____
Business Address

____
Telephone and Fax Numbers

____
Date

THE CITY OF NEW YORK
OFFICE OF THE COMPTROLLER
1 CENTRE STREET
NEW YORK, N.Y. 10007-2341

WILLIAM C. THOMPSON, JR.
COMPTROLLER

Writer's Direct Dial: (212) 669-3749
Facsimile: (212) 815-8563
skay@comptroller.nyc.gov

January 8, 2002

4-2
Dub

Office of the Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: The Stride Rite Corporation;
New York City Employees' Retirement System and New York City Teachers' Retirement System Shareholder Proposal

To Whom It May Concern:

I write on behalf of the New York City Employees' Retirement System and New York City Teachers' Retirement System (the "Funds") in response to the December 5, 2001 letter sent to the Securities and Exchange Commission by Goodwin Proctor LLP on behalf of The Stride Rite Corporation ("Stride Rite" or the "Company"). In that letter, Stride Rite contends that the Funds' shareholder proposal (the "Proposal") may be excluded from the Company's 2002 proxy statement and form of proxy (the "Proxy Materials").

Stride Rite argues that the Proposal may be omitted under Rule 14a-8 (i)(3), i(6) and (i)(7). I have reviewed the Proposal, as well as the December 5, 2001 letter. Based upon that review, as well as a review of Rule 14a-8, it is my opinion that the Proposal may not be omitted from Stride Rite's 2001 Proxy Materials. Accordingly, the Funds respectfully request that the Division deny the relief that Stride Rite seeks.

I. The Proposal

The Proposal consists of a series of whereas clauses followed by a resolution. The whereas clauses describe: (a) five internationally recognized ILO workers' rights standards relating to trade unions and collective bargaining, discrimination, and child and forced labor; and (b) a system of independent monitoring. These clauses are followed by a resolve clause that states:

> Therefore, be it resolved that the company commit itself to the implementation of a code of corporate conduct based on the aforementioned ILO human rights standards by its international suppliers and in its own international production facilities and commit to a program of outside, independent monitoring of compliance with these standards.

Thus the Proposal is, in effect, bipartite. The Company is requested to commit itself and hold its international suppliers to a code of conduct based on a limited number of specified human rights standards and to the outside monitoring of that compliance.

II. The Company's Opposition and The Funds' Response

Stride Rite has requested that the Division grant "no-action" relief pursuant to three provisions of SEC Rule 14a-8: (1) Rule 14a-8(i)(3), which prohibits false and misleading statements and violations of the 500 word limit established in Rule 14a-8(d); (2) Rule 14a-8(i)(6), which deprives a company of the authority to implement misleading proposals; and (3) Rule 14a-8(i)(7) which applies to matters concerning a company's "ordinary business". Pursuant to Rule 14a-8(g), Stride Rite bears the burden of proving that one or more of these exclusions apply. As detailed below, the Company has failed, in each instance, to meet that burden.

A. The Proposal is Not Vague, Indefinite, False or Misleading and May Not Be Omitted Under Rule 14a-8(i)(3).

(1) The Proposal is Readily Comprehensible.

Stride Rite argues that the Proposal is so vague that if it were adopted, the shareholders would be unable to determine what actions or measures it requires. The Company underestimates the intelligence of shareholders by assuming that they will not be able to comprehend the concept and intent of the Proposal. That is simply not the case. The Proposal is concise and clear; by its terms it requires the Company to commit to (1) implementing a code of conduct for itself and its international suppliers that is based on a set of well-defined principles, and (2) establishing outside monitoring and verification of compliance.

The Commission has, on numerous occasions, allowed proposals containing precisely such types of standards, include those calling for adoption of the CERES Principles, the Sullivan Principles and the MacBride Principles, to be included in proxy statements. Most recently, the Division refused to grant no-action relief concerning a series of similar resolutions urging the adoption of various human rights principles in connection with a series of companies' international operations and the operations of their overseas suppliers. See, e.g., PPG Industries, Inc. (January 22, 2001); Warnaco Group, Inc. (March 14, 2000); Oracle Corporation (August 15, 2000); Microsoft Corporation (September 14, 2000).

In support of its request for "no action" relief, the Company has cobbled together a series of ill-conceived arguments and claims that the Proposal is vague and confusing. It is not. The Proposal would not, as the Company argues, require the Company to base the proposed code of conduct on all the ILO's 180 Conventions, nor would it require the Company to blindly pick and choose among them. The plain terms of the Proposal ask the Company to implement a code of conduct based solely on the five ILO human rights standards specifically referenced (with citation to the relevant Conventions), and commit to independent monitoring of compliance. The Company's repeated assertions that its shareholders will be unable to comprehend this straightforward resolution are baseless.

The Company also claims that adoption of the Proposal would require it to interpret and comply with a multitude of highly complicated and technical Conventions. For example, it claims that it would be required to somehow pursue a national policy to eradicate child labor, and to "specify, in a declaration attached to its ratification, a minimum age for admission to employment or work within its territory." Naturally, these assertions are absurd. The Company has pulled out of context language from the ILO Convention dealing with ratification by member states of child labor prohibitions. The Proposal does not ask the Company to ratify the ILO Conventions, but simply implement and enforce a code of conduct based on the five human rights principles it sets forth. Stride Rite's arguments should be dismissed as a transparent effort to manufacture confusion where none exists.

The decisions cited by the Company to support exclusion on Rule 14a-8(i)(3) grounds are readily distinguishable. For example, in Bristol-Meyers Squibb Company (February 1, 1999), the excluded proposal was wholly incomprehensible, asking that the Corporation "adopt a policy not to test its products on unborn children or cannibalize their bodies, but pursue preservation, not destruction of their lives." The proposal contained "several disjointed statements presented in a rambling fashion" and included references to both the Bible and Roman law. Similarly, in Philadelphia Electric Company (July 30, 1992), the proposal that was excluded provided that "a Committee of small stockholders of limited members 100-1000-5000 shares, to consider and refer to the Board of Directors a plan or plans that will in some measure equate with the gratuities bestowed on Management, Directors and other employees." As the Corporation in that instance wrote, the statement is subject to innumerable interpretations; "the reader is left without a clear understanding of what is intended."

Stride Rite also seeks to rely on a series of inapposite decisions issued in March 2001, in which the Staff declined to take action on a set of standards-based proposals that differed in important respects from the Proposal at issue here. For instance, the Staff chose to take no action on the exclusion of proposals that would have committed companies to "'full implementation' of the SA8000 Social Accountability Standards", the terms of which, unlike the standards at issue here, were not set forth in the proposals' text. See Kohls Corporation (March 13, 2001); H.J. Heinz Company (May 25, 2001); TJX Companies

(March 14, 2001); Revlon, Inc. (March 13, 2001); McDonald's Corporation (March 13, 2001). Equally distinguishable is AnnTaylor Stores Corporation (March 13, 2001), in which the Staff granted "no action" relief concerning a proposal seeking to commit the company to "full implementation" of "these human rights standards." In contrast to that language, which the Staff found vague and indefinite, the Proposal here contemplates specific action: the implementation of a code of conduct fashioned by the Company but based on the clearly articulated "aforementioned ILO human rights standards."

(2) The Proposal Does Not Exceed the 500-Word Limit on Shareholder Proposals.

Rule 14a-8 provides that a shareholder proposal may be excluded from a company's proxy statement if the proposal and any accompanying supporting statement exceed 500 words. The Proposal does not exceed this limit; while it includes references to specified ILO conventions, those documents themselves are not part of the Proposal.

The Company tries to argue that, by merely citing outside documents, the Proposal incorporates those documents for purposes of the 500-word limitation. The Company's argument cannot prevail; it would deny proponents of shareholder proposals the ability to direct fellow shareholders to sources to verify and expand upon the information presented in the resolution. See e.g., Electronic Data Systems Corporation (March 24, 2000).

Indeed, as the Company admits, in a nearly identical situation the Staff flatly refused to allow Eastman Kodak Company to exclude proposals requiring Kodak to endorse the environmental standards contained in the CERES Principles on the ground that the proposals and principles together exceeded 500 words. See Eastman Kodak Co. (January 7, 1993). The Company's effort to distinguish this Proposal on the ground that it seeks to have the Company "implement" a code of conduct based on certain standards rather than "endorse" them, utterly misses the point of the Commission's length restrictions on shareholder proposals. In adopting that restriction, the Commission noted that extremely long resolutions "constitute an unreasonable exercise of the right to submit proposals at the expense of other shareholders and tend to obscure other material matters in the proxy statements of issuers, thereby reducing the effectiveness of such documents." The distinction between implementation and endorsement is irrelevant to these concerns. Moreover, the length of the outside document is similarly irrelevant, notwithstanding the Company's argument to the contrary. The length of a proposal either meets the length restriction or it does not. The citation to the eight ILO Conventions neither raises the cost of the Proposal nor obscures other important matters.

Finally, the Company's reliance on statements by the Staff that proposal references to information posted on the internet may be false and misleading or violate the proxy process requirements are similarly misplaced. Websites are not static; their content can change hourly. The problems associated with references to a data source that is not fixed is not applicable to static documents like the ILO Conventions, or, for that matter, the CERES

Principles.[1]

B. The Proposal may Not be Excluded Under Rule 14a-8(i)(6) as it is Clear and Unambiguous and is Within the Company's Power to Effectuate.

As discussed in detail above, the Company's claims pursuant to Rule 14a-8(i)(3) that the Proposal is vague and indefinite are baseless. Thus, its allegation that it cannot discern what actions the Proposal requires must also be dismissed.

Moreover, the Company's further claim that the Proposal may be excluded because shareholders and the Company could disagree about what obligations the Proposal would place on the Company also lacks foundation. As the Company concedes, in Microsoft (September 14, 2000) and Oracle (August 15, 2000), the Staff recently refused to allow the omission of more voluminous and equally broad human rights proposals pursuant to Rule 14a-8(i)(6). Accordingly, the Proposal should not be excluded pursuant to Rule 14a-8(i)(6).

C. The Proposal Raises Substantial Policy Issues and May Not be Excluded Pursuant to Rule 14a-8(i)(7).

Stride Rite next argues that the Proposal raises matters that are within the scope of ordinary business; accordingly, the Company urges that the Proposal be excluded under Rule 14a-8(i)(7). However, as the Commission has written, proposals that involve matters of ordinary business must nevertheless be included in the proxy statement if they deal with matters with "significant policy, economic or other implications inherent in them." Release Number 34-12999. The Proposal raises issues that are at the forefront of international discourse concerning globalization and free trade. The Proposal can, by no means, be deemed devoid of policy significance.

Last year, the Staff flatly refused to grant "no action" relief to a company seeking to exclude from its proxy statement a provision similar to the one at issue here. See American Eagle Outfitters, Inc., (March 20, 2001). Indeed, the Commission has often recognized the overarching significance of human rights issues when dealing with resolutions involving, e.g., the Sullivan Principles and the MacBride Principles. Recently, the Commission rejected arguments similar to those raised by Stride Rite in the Warnaco, Oracle and Microsoft cases. The resolutions at issue in those cases asked the companies to endorse a set of principles similar to those advanced by the Proposal.

The Company has argued that any reference to labor relations brings the Proposal within the ambit of ordinary business; that cannot be the case. The "ordinary business" exclusion is designed to guard against proposals that seek to micro-manage a company. The

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[1] For these reasons, the Company's statement that it need not provide 14 days written notice of failure to comply with Rule 14a-8(d) because such notice was futile is baseless. There is no legitimate basis for arguing that the text of the ILO Conventions should have been included in the Proposal, and thus no basis for excusing the Company from its obligations under the Rules.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 16, 2002

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The Stride Rite Corporation
Incoming letter dated December 5, 2001

The proposal requests that the board commit to the implementation of a code of conduct based on ILO human rights standards.

We are unable to concur in your view that Stride Rite may exclude the proposal under rule 14a-8(d). Accordingly, we do not believe that Stride Rite may omit the proposal from its proxy materials in reliance on rule 14a-8(d).

We are unable to concur in your view that Stride Rite may exclude the proposal under rule 14a-8(i)(3). Accordingly, we do not believe that Stride Rite may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(3).

We are unable to concur in your view that Stride Rite may exclude the proposal under rule 14a-8(i)(6). Accordingly, we do not believe that Stride Rite may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(6).

We are unable to concur in your view that Stride Rite may exclude the proposal under rule 14a-8(i)(7). Accordingly, we do not believe that Stride Rite may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Grace K. Lee
Attorney-Advisor